UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

June 16, 2010

Commission File Number: 333-142287

NXP B.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

This report contains the final quarterly report of the NXP group for the three months ended March 31, 2010, as furnished to the holders of the Company’s debt securities.

Exhibits

1.	Quarterly report of the NXP Group for the 1st quarter ended March 31, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 16th day of June 2010.

NXP B.V.

/s/ K.-H. Sundström
K.-H. Sundström, CFO

Exhibit 1

NXP Semiconductors

FINAL INTERIM REPORT FINANCIAL POSITION NXP

THREE MONTHS ENDED APRIL 4, 2010

June 10, 2010

Forward-looking statements

This document includes forward-looking statements which include statements regarding our business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions, our ability to successfully introduce new technologies and products, the demand for the goods into which our products are incorporated, our ability to generate sufficient cash or raise sufficient capital to meet both our debt service and research and development and capital investment requirements, our ability to accurately estimate demand and match our production capacity accordingly or obtain supplies from third-party producers, our access to production from third-party outsourcing partners, and any events that might affect their business or our relationship with them, our ability to secure adequate and timely supply of equipment and materials from suppliers, our ability to avoid operational problems and product defects and, if such issues were to arise, to rectify them quickly, our ability to form strategic partnerships and joint ventures and successfully cooperate with our alliance partners, our ability to win competitive bid selection processes to develop products for use in our customers’ equipment and products, our ability to successfully establish a brand identity, our ability to successfully hire and retain key management and senior product architects; and, our ability to maintain good relationships with our suppliers.

Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, we do not have any intention or obligation to update forward-looking statements after we distribute this document. In addition, this document contains information concerning the semiconductor industry and our business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, our market segments and product areas will develop. We have based these assumptions on information currently available to us. If any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While we do not know what impact any such differences may have on our business, if there are such differences, our future results of operations and financial condition, and the market price of the notes, could be materially adversely affected.

Use of fair value measurements

In presenting the NXP Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that we consider to be reliable. Users are cautioned that these values are subject to changes over time and are only valid as of the balance sheet date. When a readily determinable market value does not exist, we estimate fair values using valuation models which we believe are appropriate for their purpose. These require management to make significant assumptions with respect to future developments which are inherently uncertain and may therefore deviate from actual developments. In certain cases independent valuations are obtained to support management’s determination of fair values.

Use of non-U.S. GAAP information

In presenting and discussing the NXP Group’s financial position, operating results and cash flows, management uses certain non-U.S. GAAP financial measures. These non-U.S. GAAP financial measures should not be viewed in isolation as alternatives to the equivalent U.S. GAAP measure(s) and should be used in conjunction with the most directly comparable U.S. GAAP measure(s). A discussion of the non-U.S. GAAP measures included in this document and a reconciliation of such measures to the most directly comparable U.S. GAAP measure(s) are contained in this document.

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Basis of Presentation

This final interim financial report of NXP B.V. (“we”, “NXP”, “NXP Semiconductors” or the “Company”) contains interim consolidated financial statements and accompanying condensed notes thereto as of and for the three months ended April 4, 2010 and March 29, 2009 which are unaudited. The December 31, 2009 amounts included herein are derived from the audited consolidated financial statements, as presented in NXP’s Annual Report 2009, dated March 3, 2010.

This final interim report now includes our share in Trident’s first quarter 2010 and a revision of the Subsequent Events.

Amounts previously reported in the consolidated balance sheet as of December 31, 2009 and the statement of operations for the quarter ended March 29, 2009, have been adjusted to correct immaterial offset errors in the balance sheet and inclusion of currency translation adjustments in the statement of operations. These adjustments are set out in the table in note 2 to the interim consolidated financial statements.

The first fiscal quarter of 2009 consisted of 88 days and ended on March 29, 2009, compared to the first fiscal quarter of 2010, with consisted of 94 days and ended on April 4, 2010.

The preparation of the interim consolidated financial statements in conformity with generally accepted accounting principles accepted in the United States of America (“U.S. GAAP”), requires management to make certain estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in NXP’s Annual Report 2009.

In the opinion of management, the interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements in the Annual Report necessary for the fair presentation of the Company’s financial position at April 4, 2010 and results of operations and cash flows for the three month periods ended March 29, 2009 and April 4, 2010. This includes all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of the Company’s financial position.

The results of operations for the three months ended April 4, 2010 are not necessarily indicative of the operating results to be expected for the full year.

Our significant accounting policies are also disclosed in the financial statements incorporated in NXP’s Annual Report 2009 under note 2 “Significant accounting policies and new standards after 2009”.

Furthermore, this interim report contains a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the three months period ended April 4, 2010 compared to the same period one year earlier and compared to the three month period ended December 31, 2009.

Company

NXP B.V. (the “Company” or “NXP”) is the parent company of the NXP Group (the “NXP Group” or the “Group” or the “NXP Semiconductors Group”), headquartered in the Netherlands. The NXP Group in its current form was established on September 29, 2006, when Koninklijke Philips Electronics N.V. (“Philips”) sold 80.1% of its semiconductors businesses to a consortium of private equity investors in a two -step transaction. In a first step, Philips transferred on September 28, 2006, 100% of its semiconductor businesses to NXP. In a second step, on September 29, 2006 all of NXP’s issued and outstanding shares were acquired by NXP Semiconductors N.V. (formerly KASLION Acquisition B.V.), an acquisition vehicle formed by the private equity consortium and Philips.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read together with the consolidated financial statements and condensed notes included elsewhere in this document. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements.

Introduction

Overview

We are a global semiconductor company and a large and long-standing supplier in the industry, with over 50 years of innovation and operating history. We are a leading provider of High-Performance Mixed-Signal and Standard Products solutions that leverage our deep application insight and our technology and manufacturing expertise in radio frequency, analog, power management, interface, security and digital processing products. Our product solutions are used in a wide range of automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing applications. We engage with leading OEMs worldwide and over 60% of our sales are derived from Asia Pacific. Since our separation from Philips in 2006, we have significantly repositioned our business to focus on High-Performance Mixed-Signal solutions and have implemented a Redesign Program aimed at achieving a world-class cost structure and processes. We have approximately 27,000 employees located in more than 25 countries, with research and development activities in Asia, Europe and the United States, and manufacturing facilities in Asia and Europe.

Basis of Presentation

New Segments

On January 1, 2010, we reorganized our prior segments into four reportable segments in compliance with FASB ASC Topic 280 (formerly SFAS 131). We have two market-oriented business segments, High- Performance Mixed-Signal and Standard Products and two other reportable segments, Manufacturing Operations and Corporate and Other.

•

Our High-Performance Mixed-Signal businesses deliver High-Performance Mixed-Signal solutions to our customers to satisfy their system and sub systems needs across eight application areas: automotive, identification, mobile, consumer, computing, wireless infrastructure, lighting and industrial.

•

Our Standard Products business segment offers standard products for use across many applications markets, as well as application-specific standard products predominantly used in application areas such as mobile handsets, computing, consumer and automotive.

•

Our manufacturing operations are conducted through a combination of wholly-owned manufacturing facilities, manufacturing facilities operated jointly with other semiconductor companies and third-party foundries and assembly and test subcontractors, which together form our Manufacturing Operations segment. While the main function of our Manufacturing Operations segment is to supply products to our High-Performance Mixed-Signal and Standard Products segments, sales and costs in this segment are to a large extent derived from sales of wafer foundry and packaging services to our divested businesses in order to support their separation and, on a limited basis, their ongoing operations. As these divested businesses develop or acquire their own foundry and packaging capabilities, our revenues from these sources are expected to decline.

•

Our Corporate and Other segment includes unallocated research expenses not related to any specific business segment, unallocated corporate restructuring charges and other expenses, as well as some operations not included in our two business segments, such as manufacturing, marketing and selling of CAN tuners through our joint venture NuTune Singapore Pte, Ltd. (“NuTune”) and software solutions for mobile phones, our “NXP Software” business.

The presentation of our financial results and the discussion and analysis of our financial condition and results of operations have been restated to reflect the new segments.

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Recent Developments

Forward Start Revolving Credit Facility

On May 10, 2010, we entered into a €458 million Forward Start Revolving Credit Facility, a “forward start” revolving credit facility to refinance our existing secured revolving credit facility (the “Secured Revolving Credit Facility”). The Forward Start Revolving Credit Facility will become available to us on September 28, 2012, the maturity date of our current Secured Revolving Credit Facility, subject to specified terms and conditions, and will mature on September 28, 2015.

Tax Incentives for Research and Development in the Netherlands

Effective January 1, 2007, as further amended on January 1, 2010, Dutch corporate tax legislation provides for a specific tax benefit for research and development activities, generally referred to as the “Innovation Box”. In April 2010, Dutch tax authorities and NXP have agreed on the applicability of this regime for NXP. Under the current Dutch tax regime, income that is attributable to patented technology and gains on the sale of patented technology is subject to an effective tax rate of 5% (10% prior to 2010), in lieu of the Dutch statutory corporate income tax rate of 25.5%. Residual income derived from “contract research and development” that has been performed for the risk and account of the Dutch patent owner also qualifies for the tax benefit.

Moversa Merger

On February 23, 2010, we acquired the 50% stake owned by Sony Corporation (“Sony”) in Moversa GmbH (“Moversa”), and merged Moversa with our subsidiary NXP Semiconductors Austria GmbH. Moversa was established as a joint venture with Sony in November 2007 and provides secure chips for contactless services.

Trident Transaction

On February 8, 2010, Trident Microsystems, Inc (“Trident”) completed its acquisition of our television systems and set-top box business lines. As a result of the transaction, we now own 60% of the outstanding stock of Trident, with a 30% voting interest in participatory rights and a 60% voting interest for certain protective rights only. Considering the terms and conditions agreed between the parties, we account for our investment in Trident under the equity method.

We divested a major portion of our former Home segment to Trident. For previous periods, the divested operations remained consolidated in our consolidated accounts under a separate reporting segment named Divested Home Activities. The retained business activities of the former Home segment have been reclassified in the segments High-Performance Mixed-Signal and Corporate and Other. All previous periods have been restated accordingly.

Factors Affecting Comparability

Economic and Financial Crisis

The economic and financial crisis had an impact on both our sales and profitability, affecting all our business segments, especially in the first quarter of 2009. During the second half of 2009, the global economy partly recovered, which is visible in all business segments.

Restructuring and Redesign Program

Since our separation from Philips, we have taken significant steps to reposition our businesses and operations through a number of acquisitions, divestments and restructurings. As a result of the Redesign Program and other restructurings, costs were reduced significantly, driven by reduced costs in manufacturing, research and development and selling, general and administrative activities. The Redesign Program, announced in September 2008, was our response to a challenging economic environment and the refocusing and resizing of our business following the contribution of our wireless operations to ST-NXP Wireless.

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The Redesign Program initially targeted a reduction in annual operating costs of $550 million by the end of 2010 on a run-rate basis, benchmarked against our third quarter results for 2008, which was the quarter during which we contributed our wireless operations to ST-NXP Wireless. These savings were to be delivered primarily through reducing our manufacturing footprint, particularly in high cost geographies, the refocusing and resizing of our central research and development and streamlining support functions. However, due to the continuing adverse market conditions in the first half of 2009, steps were taken to accelerate certain aspects of the Redesign Program and expand it to include other restructuring activities. Accordingly, our wafer factory in Caen, France was sold in June 2009, and our production facility in Fishkill, New York was closed in July 2009, ahead of schedule, and in January 2010, we closed parts of our front-end manufacturing facility in Hamburg, Germany. We have also initiated process and product transfer programs from our ICN5 and ICN6 facilities in Nijmegen, the Netherlands, which are scheduled to close in 2010 and 2011, respectively. The expanded Redesign Program now includes, among other projects, the employee termination costs related to the sale of our television systems and set-top box business lines to Trident, which was completed on February 8, 2010.

Management believes that, as a result of the Redesign Program, approximately $650 million in annual savings have been achieved as per April 4, 2010, as compared to our annualized third quarter results for 2008, which was the quarter during which we contributed our wireless operations to ST-NXP Wireless. Further savings are expected to be realized as a consequence of our ongoing projects. We estimate the total costs of the accelerated and expanded Redesign Program to be no greater than $750 million by the end of 2011, compared with the original total cost estimate for the initial program of $700 million by the end of 2010.

Since the beginning of the Redesign Program in September 2008 and until the end of first quarter of 2010, $519 million of restructuring costs related to the Redesign Program and other restructuring activities has been paid, of which $86 million relates to the first quarter of 2010.

Capital Structure

During 2009, the book value of total debt was reduced from $6,367 million to $5,283 million. A combination of cash buy-backs and exchange offers resulted in a total debt reduction of $1,331 million. The total amount of cash used as a result of the debt buy-backs amounted to $286 million. The total gain on these transactions recognized in 2009 (net of issuance costs) was $1,020 million of which $507 million was recognized in the second quarter and $513 million in the third quarter. In the first quarter of 2010, the Company, through a privately negotiated transaction, purchased its outstanding debt with a book value of $14 million for a consideration of $12 million. Going forward the Company continues to seek opportunities to retire or purchase outstanding debt.

Impairment of Goodwill and Other Intangibles

Our goodwill is tested for impairment on an annual basis in accordance with ASC 350 (formerly FASB Statement 142). To test our goodwill for impairment, the fair value of each “reporting unit” that has goodwill is determined. If the carrying value of the net assets in the “reporting unit” exceeds the fair value of the “reporting unit”, there is an additional assessment performed to determine the implied fair value of the goodwill. If the carrying value of the goodwill exceeds this implied fair value, we record impairment for the difference between the carrying value and the implied fair value.

There was no impairment of goodwill and other intangibles recognized during the first quarter of 2010 and the first quarter of 2009. In the fourth quarter of 2009, for the Divested Home Activities segment, the assets and liabilities to be divested were reported as held for sale at fair value less cost to sell, for which an impairment of $69 million was recorded, which included $33 million of goodwill impairment related to the Divested Home Activities.

Effect of Acquisition Accounting

The “Formation”

On September 29, 2006, Philips sold 80.1% of its semiconductor business to the Private Equity Consortium in a multi-step transaction. We refer to this acquisition as our “Formation”.

The Formation has been accounted for using the acquisition method. Accordingly, the $10,601 million purchase price has been “pushed down” to NXP and allocated to the fair value of assets acquired and liabilities assumed.

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The carrying value of the net assets acquired and liabilities assumed, as of the Formation date on September 29, 2006, amounted to $3,302 million. This resulted in an excess of the purchase price over the carrying value of $7,299 million. The excess of the purchase price was allocated to intangible assets, tangible assets and liabilities assumed, using the estimated fair value of these assets and liabilities.

An amount of $3,096 million, being the excess of the purchase price over the estimated fair value of the net assets acquired, was allocated to goodwill. This goodwill is not amortized, but is tested for impairment at least annually.

The allocation of the additional purchase price to the assets and liabilities assumed is referred to as “step-up” to fair value.

Other Significant Acquisitions and Divestments

Following the Formation in 2006, subsequent acquisitions in later years have also been accounted for using the acquisition method. Accordingly, the respective purchase prices have been “pushed down” within the NXP group and allocated to the fair value of assets acquired and liabilities assumed.

The cumulative net effect of “acquisition accounting”, (referred to under the term “PPA effect”) applied to these acquisitions as well as the Formation, resulted in additional amortization and depreciation of step-ups to fair value and are recorded in our cost of sales, which affect our gross profit, and in our operating expenses, both effects affect our income from operations.

Restructuring and Other Incidental Items

Certain gains and losses of an incidental but sometimes recurring nature have affected the comparability of our results over the years. These include costs related to the Redesign Program and other restructuring programs, process and product transfer costs, costs related to our separation from Philips and gains and losses resulting from divestment activities and impairment charges.

Certain of these restructuring and other incidental items are recorded in our cost of sales, which affect our gross profit and income from operations, while certain other restructuring and other incidental items are recorded in our operating expenses, which only affect our income from operations.

Use of Certain Non-U.S. GAAP Financial Measures

Comparable sales growth is a non-GAAP financial measure that reflects the relative changes in sales between periods adjusted for the effects of foreign currency exchange rate changes, and material acquisitions and divestments, combined with reclassified product lines (which we refer to as consolidation changes). Our sales are translated from foreign currencies into our reporting currency, the U.S. dollar, at monthly exchange rates during the respective years. As such, sales as reported are impacted by significant foreign currency movements year over year. In addition, sales as reported are also impacted by material acquisitions and divestments. We believe that an understanding of our underlying sales performance on a comparable basis year over year is enhanced after these effects are excluded.

We understand that, although comparable sales growth is used by investors and securities analysts in their evaluation of companies, this concept has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results of operations as reported under U.S. GAAP. Comparable sales growth should not be considered as an alternative to nominal sales growth, or any other measure of financial performance calculated and presented in accordance with U.S. GAAP. Calculating comparable sales growth involves a degree of management judgment and management estimates and you are encouraged to evaluate the adjustments we make to nominal sales growth and the reasons we consider them appropriate. Comparable sales growth may be defined and calculated differently by other companies, thereby limiting its comparability with comparable sales growth used by such other companies.

For a reconciliation of comparable sales growth to the nearest U.S. GAAP financial measure, nominal sales growth, see separate tables under the “Sales” section of the MD&A.

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Statement of Operations Items

Sales

Our revenues are primarily derived from sales of our semiconductor and other components to OEMs and similar customers, as well as from sales to distributors. Our revenues also include sales from wafer foundry and packaging services to our divested businesses, which are reported under our segment Manufacturing Operations.

Cost of Sales

Our cost of sales consists primarily of the cost of semiconductor wafers and other materials, and the cost of assembly and test. Cost of sales also includes personnel costs and overhead related to our manufacturing and manufacturing engineering operations, related occupancy and equipment costs, manufacturing quality, order fulfillment and inventory adjustments, including write-downs for inventory obsolescence, gains and losses due to conversion of accounts receivable and accounts payable denominated in currencies other than the functional currencies of the entities holding the positions, gains and losses on cash flow hedges that hedge the foreign currency risk in anticipated transactions and subsequent balance sheet positions, and other expenses.

Gross Profit

Gross profit is our sales less our cost of sales, and gross margin is our gross profit as a percentage of our sales. Our revenues include sales from wafer foundry and packaging services to our divested businesses, which are reported under our segment Manufacturing Operations. In accordance with the terms of our divestment agreements, because the sales to our divested businesses are at a level approximately equal to their associated cost of sales, there is not a significant contribution to our gross profit from these specific sales and hence they are dilutive to our overall company gross margin. As these divested businesses develop or acquire their own foundry and packaging capabilities, our sales from these sources are expected to decline, and, therefore, the dilutive impact on gross profit is expected to decrease over time.

Selling Expenses

Our sales and marketing expense consists primarily of compensation and associated costs for sales and marketing personnel including field application engineers and overhead, sales commissions paid to our independent sales representatives, costs of advertising, trade shows, corporate marketing, promotion, travel related to our sales and marketing operations, related occupancy and equipment costs and other marketing costs.

General and Administrative Expenses

Our general and administrative expense consists primarily of compensation and associated costs for management, finance, human resources and other administrative personnel, outside professional fees, allocated facilities costs and other corporate expenses. General and administrative expenses also include amortization and impairment charges for intangibles assets other than goodwill, impairment charges for goodwill and impairment charges for assets held for sale.

Research and Development Expenses

Research and development expenses consist primarily of personnel costs for our engineers engaged in the design, development and technical support of our products and related developing technologies and overhead. These expenses include third-party fees paid to consultants, prototype development expenses and computer services costs related to supporting computer tools used in the engineering and design process.

Other Income (Expense)

Other income (expense) primarily consists of gains and losses related to divestment of activities and consolidated subsidiaries, as well as gains and losses related to the sale of long-lived assets and other non-recurring items.

Income (Loss) from Operations

Income (loss) from operations is our gross profit less our operating expenses (which consist of selling expenses, general and administrative expenses, research and development expenses), plus other income (expense). Income from operations is also referred to in this report as “IFO”.

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Extinguishment of Debt

Extinguishment of debt is the gain or loss arising from the exchange or repurchase of our bonds, net of write downs for the proportionate costs related to the initial bond issuances.

Other Financial Income (Expense)

Other financial income (expense) consists of interest earned on our cash, cash equivalents and investment balances, interest expense on our debt (including debt issuance costs), the sale of securities, gains and losses due to foreign exchange rates, other than those included in cost of sales, and certain other miscellaneous financing costs and income.

Income Tax Benefit (Expense)

We have significant net deferred tax assets resulting from net operating loss carry forwards, tax credit carry forwards and deductible temporary differences that reduce our taxable income. Our ability to realize our deferred tax assets depends on our ability to generate sufficient taxable income within the carry back or carry forward periods provided for in the tax law for each applicable tax jurisdiction.

Results Relating to Equity-Accounted Investees

Results relating to equity-accounted investees consist of our equity in all gains and losses of joint ventures and alliances that are accounted for under the equity method

Net Income (Loss)

Net income (loss) is the aggregate of income (loss) from operations, financial income (expense), income tax benefit (expense), results relating to equity-accounted investees, gains or losses resulting from a change in accounting principles, extraordinary income (loss) and gains or losses related to discontinued operations.

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Three Months ended April 4, 2010 compared to Three Months ended March 29, 2009 for the Group

Sales

The following table presents the aggregate sales and income from operations (IFO) by segment for the three months ended April 4, 2010 and March 29, 2009.

($ in millions, unless otherwise stated)	Q1 2009				Q1 2010
	Sales	IFO	In % of sales		Sales	IFO	In % of sales

High-Performance Mixed-Signal	373	(133)	(35.7)		695	51	7.3
Standard Products	151	(62)	(41.1)		279	24	8.6
Manufacturing Operations	61	(49)	(80.3)		109	(16)	(14.7)
Corporate and Other	40	(27)	NM	1)	35	(28)	NM	1)
Divested Home Activities	77	(76)	(98.7)		47	(31)	(66.0)

Total	702	(347)	(49.4)		1,165	0	0

1)	NM: Not meaningful

The following table presents the reconciliation from nominal sales growth to comparable sales growth for the three months ended April 4, 2010 and March 29, 2009.

In %	Nominal Growth		Consolidation Changes	Currency Effects	Comparable Growth

High-Performance Mixed-Signal	86.3		—	(3.8)	82.5
Standard Products	84.8		—	(3.2)	81.6
Manufacturing Operations	78.7		(62.4)	—	16.3
Corporate and Other	(12.5)		—	(0.3)	(12.8)
Divested Home Activities	NM	1 )
Total	66.0		6.8	(3.1)	69.7

1)	NM: Not meaningful

Sales were $1,165 million in the first quarter of 2010 compared to $702 million in the first quarter of 2009, a nominal increase of 66.0%, and a comparable increase of 69.7%. Our sales in the first quarter of 2009 were severely affected by the economic and financial crisis and improved in the first quarter of 2010, compared to the first quarter of 2009 due to our market share gains driven by design wins across a wide range of our business lines, our responsive manufacturing operations and the economic recovery. The sales increase was partly offset by the divestment of a major portion of our former Home segment to Trident on February 8, 2010. The sales of these Divested Home Activities amounted to $47 million until February 8, 2010, compared to $77 million for the whole first quarter of 2009. Sales in the first quarter of 2010 were also affected by favorable currency movements of $20 million compared to the first quarter of 2009.

Gross Profit

Our gross profit was $428 million, or 36.7% of our sales, in the first quarter of 2010, compared to $68 million, or 9.7% of our sales, in the first quarter of 2009. The PPA effects that were included in gross profit amounted to $12 million in the first quarter of 2010, compared to $4 million in the first quarter of 2009. Also included in our gross profit were restructuring and other incidental items, which amounted to an aggregate cost of $5 million in the first quarter of 2010. In the first quarter of 2010, those costs were mainly related to process and product transfer costs in connection with our Redesign Program. Restructuring and other incidental items included in our gross profit in the first quarter of 2009 amounted to an aggregate cost of $41 million and were largely related to process and product transfer costs and restructuring charges related to our Redesign Program.

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The increase in our gross profit in the first quarter of 2010 was largely due to higher sales and was supported by the cost reductions that we achieved as a result of the ongoing Redesign Program. The utilization of our factories, based on ‘wafer outs’, increased to an average of 85% in the first quarter of 2010, compared to an average of 36% in the first quarter of 2009. Based on ‘wafer starts’, the utilization of our factories improved from 35% in the first quarter of 2009 to 93% in the first quarter of 2010. The divestment of a major portion of our former Home segment to Trident also had an impact on our gross profit. These Divested Home Activities achieved a gross profit of $16 million until February 8, 2010, compared to a gross profit of $4 million for the whole first quarter of 2009.

Selling Expenses

Our selling expenses were $66 million, or 5.7% of our sales, in the first quarter of 2010, compared to $61 million, or 8.7% of our sales, in the first quarter of 2009. The increase in our selling expenses is in line with our overall strategy to better serve our customers with High-Performance Mixed-Signal solutions, whereby we have created “application marketing” teams that focus on delivering solutions and systems reference designs that leverage our broad portfolio of products. The additional investment of resources in our sales and marketing organizations was partly offset by the effect of the divestment of a major portion of our former Home segment to Trident, which amounted to $8 million in the first quarter of 2009 compared to $3 million in the first quarter of 2010. Our selling expenses also include certain restructuring and other incidental items, which in the first quarter of 2010 resulted in an aggregate income of $2 million mainly due to the release of certain restructuring liabilities related to restructuring projects announced earlier. There were no restructuring and other incidental items included in the selling expenses in the first quarter of 2009.

General and Administrative Expenses

General and administrative expenses amounted to $191 million, or 16.4% of our sales, in the first quarter of 2010, compared to $173 million, or 24.6% of our sales, in the first quarter of 2009. The PPA effects that were included in our general and administrative expenses amounted to $73 million in the first quarter of 2010, compared to $81 million in the first quarter of 2009. In the first quarter of 2010 our general and administrative expenses also included restructuring and other incidental items for a total amount of $33 million. Those restructuring and other incidental items were largely related to the restructuring costs, IT system reorganization costs and certain merger and acquisition (M&A) costs. In the first quarter of 2009, the restructuring and other incidental items that impacted on our general and administrative expenses amounted to an aggregate cost of $21 million and were largely related to restructuring costs, IT system reorganization costs and certain M&A costs. The increase in general and administrative expenses, compared to the first quarter of 2009, is largely due to the higher incidental costs, unfavorable currency effects of $4 million and higher costs for the share-based compensation program ($2 million) partly offset by reductions due to divestment of a major portion of our former Home segment. These divested activities amounted to $13 million in the first quarter of 2009 compared to $3 million in the first quarter of 2010.

Research and Development Expenses

Our research and development expenses amounted to $154 million, or 13.2% of our sales, in the first quarter of 2010, compared to $187 million, or 26.6% of our sales, in the first quarter of 2009. Our research and development expenses included restructuring and other incidental items amounting to an aggregate cost of $3 million in the first quarter of 2010, compared to $8 million in the first quarter of 2009, and were largely related to the restructuring costs as a part of the Redesign Program. The reduction in our research and development expenses was largely due to the divestment of a major portion of our former Home segment to Trident. The Divested Home Activities amounted to an aggregate cost of $59 million in the first quarter of 2009 compared to $16 million in the first quarter of 2010. Further reductions in our research and development expenses were achieved as a result of our strategic alliance with Virage Logic Corporation and our ongoing Redesign Program. However, these reductions were partly offset by higher investments in the High-Performance Mixed-Signal applications on which we focus.

Other Income (Expense)

Other income and expense was a loss of $17 million in the first quarter of 2010, compared to a gain of $6 million in the first quarter of 2009. Included are incidental items, amounting to an aggregate cost of $20 million in the first quarter of 2010 and an aggregate income of $5 million in the first quarter of 2009, and were related to gains and losses realized on the completed divestment transactions.

In the first quarter of 2010 a loss of $25 million was included in incidental items relating to the disposal of net assets to Trident, recorded under the segment Divested Home Activities.

[-11]

Restructuring Charges

In the first quarter of 2010, restructuring charges were recorded as a result of the ongoing restructuring projects, initiated in September 2008.

In the aggregate, the net restructuring charges that affected our income from operations in the first quarter of 2010 amounted to $14 million, against $35 million in the same period of 2009, of which $5 million were related to employee termination costs from the Redesign Program. The remainder was largely related to costs related to the closure of businesses such as the front-end manufacturing facility in Hamburg, Germany and the release of provisions.

The net restructuring costs recorded in the statement of operations are included in the following line items:

	Q1 2009	Q1 2010

Cost of sales	17	(4)
Selling expenses	—	(2)
General and administrative expenses	12	19
Research & development expenses	6	1
Other income and expenses	—	—

Net restructuring charges	35	14

As of April 4, 2010, the total restructuring liability was $226 million, which consisted of $186 million of short-term provisions and $29 million of long-term provisions, both of which related to employee termination costs, and $11 million of accrued liabilities.

Income (Loss) from Operations

The following tables present the aggregate by segment of income (loss) from operations for the three months ended April 4, 2010 and March 29, 2009, which includes the effects of PPA, restructuring and other incidental items:

($ in millions)	Q1 2010
	Income (Loss) from Operations	Effects of PPA1)	Restructuring	Other Incidental Items

High-Performance Mixed-Signal	51	(63)	1	(1)
Standard Products	24	(16)	2	(1)
Manufacturing Operations	(16)	(6)	(2)	(6)
Corporate and Other	(28)	—	(11)	(11)
Divested Home Activities	(31)	—	(4)	(26)

Total	0	(85)	(14)	(45)

1)	Effects of PPA includes $9 million (HPMS $6 million and Manufacturing Operations $3 million) additional write-down of a site in Germany.

($ in millions)	Q1 2009
	Income (Loss) from Operations	Effects of PPA	Restructuring	Other Incidental Items

High-Performance Mixed-Signal	(133)	(55)	(2)	(8)
Standard Products	(62)	(19)	—	(1)
Manufacturing Operations	(49)	(7)	(16)	(18)
Corporate and Other	(27)	(1)	(16)	(2)
Divested Home Activities	(76)	(3)	(1)	(1)

Total	(347)	(85)	(35)	(30)

[-12]

Financial Income (Expense)

($ in millions)	Q1 2009	Q1 2010

Interest income	3	—
Interest expense	(104)	(80)
Foreign exchange results	(201)	(222)
Extinguishment of debt	—	2
Other	(7)	(2)

Total	(309)	(302)

Financial income and expenses was a net expense of $302 million in the first quarter of 2010, compared to a net expense of $309 million in the first quarter of 2009. The net interest expense amounted to $80 million in the first quarter of 2010, compared to $101 million in the first quarter of 2009. Financial income and expenses also included a loss of $222 million in the first quarter of 2010, as a result of a change in foreign exchange rates mainly applicable to our U.S. dollar-denominated notes and short-term loans, compared to a loss of $201 million in the first quarter of 2009. In addition, financial income and expense included a gain of $2 million in the first quarter of 2010, resulting from the extinguishment of debt, compared to nil in the first quarter of 2009. The net cash utilized for the extinguishment of debt amounted to $12 million in the first quarter of 2010.

Income Tax Benefit (Expenses)

The effective income tax rates for the three months ended April 4, 2010 and March 29, 2009 were (2.6%) and (1.2%) respectively. The higher effective tax rate for the three months ended April 4, 2010 compared to the same period in the prior year was primarily due to a decrease in losses in tax jurisdictions for which a full valuation allowance is recorded in both the quarters ended April 4, 2010 and March 29, 2009.

Results Relating to Equity-accounted Investees

Results relating to the equity-accounted investees amounted to a loss of $26 million in the first quarter of 2010, compared to a gain of $75 million in the first quarter of 2009. The loss in the first quarter of 2010 was related to our investment in Trident. The gain in the first quarter of 2009 was largely due to the release of translation differences related to the sale of our 20% share in ST-NXP Wireless (subsequently renamed “ST-Ericsson”).

Net Income

The net income for the first quarter of 2010 amounted to a loss of $336 million compared to a loss of $589 million in the first quarter of 2009. The decrease in net loss was largely attributable to improved income from operations.

Non-controlling Interests

The share of non-controlling interests amounted to a profit of $9 million in the first quarter of 2010, compared to a loss of $10 million in the first quarter of 2009. This mostly related to the third-party share in the results of consolidated companies, predominantly SSMC and NuTune.

[-13]

Three Months ended April 4, 2010 compared to Three Months ended March 29, 2009 by Segment

High-Performance Mixed-Signal

($ in millions, unless otherwise stated)	Q1 2009	Q1 2010

Sales	373	695
% nominal growth	(43.5)	86.3
% comparable growth	(40.9)	82.5
Gross profit	98	330
Income (loss) from operations	(133)	51
Effects of PPA	(55)	(63)
Restructuring charges	(2)	1
Other incidental items	(8)	(1)

Sales

Sales in the first quarter of 2010 were $695 million compared to $373 million in the first quarter of 2009, a nominal increase of 86.3%, and a comparable increase of 82.5%. The first quarter of 2009 was severely affected by the economic crisis. The increase in sales, compared to the first quarter of 2009, was largely attributable to the global economic recovery supported by market share gain driven by various design wins, over the past quarters, across a wide range of our business lines, and our responsive manufacturing operations. Furthermore, sales for the first quarter of 2010 were affected by favorable currency effects of $14 million, compared to the first quarter of 2009.

Gross Profit

Gross profit in the first quarter of 2010 was $330 million, or 47.5% of sales, compared to $98 million, or 26.3% of sales, in the first quarter of 2009. Included are the PPA effects of $10 million in the first quarter of 2010, compared to $1 million in the first quarter of 2009. The restructuring and other incidental items included a release for restructuring of $1 million in the first quarter of 2010 offset by an incidental cost of $1 million, compared to an aggregate cost of $10 million in the first quarter of 2009. The restructuring and other incidental items in the first quarter of 2010 were mainly related to process and product transfer costs offset by a release of restructuring liabilities. The increase in gross profit was largely due to the higher sales supported by cost savings resulting from the ongoing Redesign Program.

Operating Expenses

Operating expenses amounted to $279 million in the first quarter of 2010, or 40.3% of sales, compared to $231 million in the first quarter of 2009, or 61.9% of sales. Operating expenses included the PPA effects of $53 million in the first quarter of 2010, compared to $54 million in the first quarter of 2009. The increase in operating expenses was largely due to higher research and development costs and higher selling expenses, in line with our strategy of creating “application marketing” teams to better serve our customers. The increase in research and development costs was mainly due to the redirecting of our research and development resources after the divestment of a major portion of our former Home segment to Trident. The increase in operating expense was partly offset by the cost savings resulting from the ongoing Redesign Program.

Income (Loss) from Operations

We had an income from operations of $51million in the first quarter of 2010, compared to a loss from operations of $133 million in the first quarter of 2009. Included are the PPA effects of $63 million in the first quarter of 2010 compared to $55 million in the first quarter of 2009. The restructuring and other incidental items in the first quarter of 2010 were mainly related to process and product transfer costs offset by a release of restructuring liabilities. Restructuring and other incidental items amounted to an aggregate cost of $10 million in the first quarter of 2009. The restructuring and other incidental items in the first quarter of 2009 were mainly related to process transfer costs and restructuring costs as part of the Redesign Program. The increase in income from operations, compared to first quarter of 2009, was largely due to higher gross profit, resulting from higher sales and redesign savings, partly offset by the higher operating expenses.

[-14]

Standard Products

($ in millions, unless otherwise stated)	Q1 2009	Q1 2010

Sales	151	279
% nominal growth	(45.1)	84.8
% comparable growth	(42.9)	81.6
Gross profit	(11)	77
Income (loss) from operations	(62)	24
Effects of PPA	(19)	(16)
Restructuring charges	—	2
Other incidental items	(1)	(1)

Sales

Sales in the first quarter of 2010 were $279 million, compared to $151 million in the first quarter of 2009, a nominal increase of 84.8%, and a comparable increase of 81.6%. The first quarter of 2009 was severely affected by the economic downturn, which in turn resulted in lower end customer demand. The increase in sales, compared to the first quarter of 2009, was largely attributable to the global economic recovery and our ability to ramp up production in response to increase in demand. Furthermore, sales for the first quarter of 2010 were affected by favorable currency effects of $5 million, compared to the first quarter of 2009.

Gross Profit

Gross profit in the first quarter of 2010 was $77 million, or 27.6% of sales, compared to a gross loss of $11 million, or (7.3%) of sales, in the first quarter of 2009. There were no PPA effects included in the gross profit for the first quarter of 2010 and 2009. The restructuring and other incidental items amounted to an aggregate income of $1 million in the first quarter of 2010 and a cost of $1 million in the first quarter of 2009. The increase in gross profit was largely due to the higher sales supported by cost savings resulting from the ongoing Redesign Program.

Operating Expenses

Operating expenses amounted to $53 million in the first quarter of 2010, or 19.0% of sales, compared to $51 million in the first quarter of 2009, or 34.4% of sales. Operating expenses included PPA effects of $16 million in the first quarter of 2010, compared to $19 million in the first quarter of 2009. The selling costs, general and administrative costs and research and development costs were lower in the first quarter of 2010 compared to the first quarter of 2009, largely due to effects of the ongoing Redesign Program.

Income (Loss) from Operations

We had an income from operations of $24 million in the first quarter of 2010, compared to a loss of $62 million in the first quarter of 2009. Included are the PPA effects of $16 million in the first quarter of 2010 compared to $19 million in the first quarter of 2009. The increase in income from operations was mainly due to the higher gross profit. The restructuring and other incidental items amounted to an aggregate income of $1 million in the first quarter of 2010 and an aggregate cost of $1 million in 2009.

Manufacturing Operations

The main function of our Manufacturing Operations segment is to supply products to our High-Performance Mixed-Signal and Standard Products segments, however, we also derive external revenues and costs from sales from wafer foundry and packaging services to our divested businesses in order to support their separation and, on a limited basis, their ongoing operations. As these divested businesses develop or acquire their own foundry and packaging capabilities, our revenues from these sources are expected to decline.

Sales

Sales of our Manufacturing Operations segment were $109 million in the first quarter of 2010, compared to $61 million in the first quarter of 2009. The sales in the first quarter of 2010 included sales to Trident, which amounted to $38 million compared to nil in the first quarter of 2009. The remaining increase in sales, compared to the first quarter of 2009, was largely due to the increase in demand as a result of global economic recovery. The factory utilization rate based on ‘wafer starts’ also improved from 35% in the first quarter of 2009 to 93% in the first quarter of 2010. The factory utilization was at 85% in the first quarter of 2010 compared to 36% based on “wafer outs” in the first quarter of 2009.

[-15]

Operating Expenses

Operating expenses amounted to $9 million in the first quarter of 2010, compared to $21 million in the first quarter of 2009. Operating expenses were mainly related to the real estate and facility management costs and the management fee allocated to our Manufacturing Operations segment.

Income (Loss) from Operations

We had a loss from operations of $16 million in the first quarter of 2010, compared to a loss of $49 million in the first quarter of 2009. Included are the PPA effects of $6 million in the first quarter of 2010 compared to $7 million in the first quarter of 2009. The restructuring and other incidental items amounted to an aggregate cost of $8 million in the first quarter of 2010 and $34 million in the first quarter of 2009. Those costs were mainly related to the process and product transfer costs as part of the Redesign Program.

Corporate and Other

Our Corporate and Other segment includes our NuTune CAN tuner joint venture (which was reported under the former Home segment), NXP Software, intellectual property management, corporate research and development and corporate infrastructure.

Sales

Sales in the first quarter of 2010 were $35 million, which primarily related to NuTune, compared to $40 million in the first quarter of 2009. The first quarter of 2009 included sales of divested businesses.

Operating Expenses

Operating expenses amounted to $48 million in the first quarter of 2010, compared to $37 million in the first quarter of 2009. Included are the restructuring and other incidental items which amounted to an aggregate cost of $22 million in the first quarter of 2010, compared to $25 million in the first quarter of 2009. The other incidental items are largely related to the IT system reorganization costs and merger and acquisition related costs.

Divested Home Activities

On February 8, 2010, we divested a major portion of our former Home segment to Trident. The remaining part of the former Home segment has been moved into the High-Performance Mixed-Signal and Corporate and Other segments.

Sales in the first quarter of 2010 amounted to $47 million (until February 8) compared to $77 million in the first quarter of 2009 (full quarter). The operating expenses amounted to $21 million in the first quarter of 2010 compared to $80 million in the first quarter of 2009.

[-16]

Three Months ended April 4, 2010 compared to Three Months ended December 31, 2009 for the Group

Sales

The following table presents the aggregate sales and income from operations (IFO) by segment for the three months ended April 4, 2010 and December 31, 2009.

($ in millions, unless otherwise stated)	Q4 2009				Q1 2010
	Sales	IFO	In % of sales		Sales	IFO	In % of sales

High-Performance Mixed-Signal	637	(23)	(3.6)		695	51	7.3
Standard Products	277	(4)	(1.4)		279	24	8.6
Manufacturing Operations	77	12	15.6		109	(16)	(14.7)
Corporate and Other	40	(78)	NM	1)	35	(28)	NM	1)
Divested Home Activities	130	(112)	(86.2)		47	(31)	(66.0)

Total	1,161	(205)	(17.7)		1,165	0	0

1)	NM: Not meaningful

The following table presents the reconciliation from nominal sales growth to comparable sales growth for the three months ended April 4, 2010 compared to the three months ended December 31, 2009.

In %	Nominal Growth		Consolidation Changes	Currency Effects	Comparable Growth

High-Performance Mixed-Signal	9.1		—	2.4	11.5
Standard Products	0.7		—	1.9	2.6
Manufacturing Operations	41.6		(49.4)	—	(7.8)
Corporate and Other	(12.5)		—	0.3	(12.2)
Divested Home Activities	NM	1)
Total	0.3		4.4	2.0	6.7

1)	NM: Not meaningful

Sales were $1,165 million in the first quarter of 2010 compared to $1,161 million in the fourth quarter of 2009, a nominal increase of 0.3%, and a comparable increase of 6.7%. The increase in sales over the fourth quarter of 2009 was offset by the decrease in sales due to the divestment of a major portion of our former Home segment to Trident on February 8, 2010. The sales of these Divested Home Activities amounted to $47 million until February 8, 2010, compared to $130 million in the entire fourth quarter of 2009. Furthermore, our first quarter 2010 sales were affected by unfavorable currency movements of $21 million compared to the fourth quarter of 2009.

Gross Profit

Comparing the fourth quarter of 2009 with the first quarter of 2010, our gross profit improved from $393 million, or 33.9% of sales, to $428 million, or 36.7% of sales. PPA effects that were included in gross profit amounted to $12 million in the first quarter of 2010, compared to $8 million in the fourth quarter of 2009. Also included in our gross profit were restructuring and other incidental items, which amounted to an aggregate cost of $5 million in the first quarter of 2010. Restructuring and other incidental items included in gross profit in the fourth quarter of 2009 amounted to an aggregate cost of $35 million and were largely related to process and product transfer costs and restructuring related to our Redesign Program.

[-17]

The increase in our gross profit was partly offset by the divestment of a major portion of our former Home segment to Trident. These Divested Home Activities had a gross profit contribution of $45 million in the fourth quarter of 2009 compared to $16 million in the first quarter of 2010. Furthermore, our gross profit was affected by unfavorable currency effects of $5 million, compared to the fourth quarter of 2009. Our factory utilization rate, based on ‘wafer outs’, continued to improve from an average of 71% in the fourth quarter of 2009 to an average of 85% in the first quarter of 2010. Based on ‘wafer starts’, the utilization of our factories improved from 76% in the fourth quarter of 2009 to 93% in the first quarter of 2010.

Selling Expenses

Our selling expenses were $66 million, or 5.7% of our sales, in the first quarter of 2010, compared to $75 million, or 6.5% of our sales, in the fourth quarter of 2009. The reduction in selling expenses was mainly due to the divestment of a major portion of our former Home segment to Trident, which amounted to $14 million in the fourth quarter of 2009 compared to $3 million in the first quarter of 2010. The fourth quarter of 2009 included restructuring charges and other incidental items amounting to an aggregate cost of $9 million and were largely related to the restructuring costs of the Redesign Program.

General and Administrative Expenses

General and administrative expenses amounted to $191 million, or 16.4% of our sales, in the first quarter of 2010, compared to $304 million, or 26.2% of our sales, in the fourth quarter of 2009. The PPA effects that were included in our general and administrative expenses amounted to $73 million in the first quarter of 2010 compared to $79 million in the fourth quarter of 2009. In addition, the fourth quarter of 2009 included an impairment of assets held for sale of $69 million related to the transaction with Trident. In the first quarter of 2010, our general and administrative expenses also included restructuring and other incidental items for an amount of $33 million. These restructuring and other incidental items were largely related to costs associated with the exiting of product lines, to other restructuring costs as part of the Redesign Program, to certain costs related to the merger and acquisitions (M&A) and to IT system reorganization costs. In the fourth quarter of 2009, the restructuring and other incidental items that impacted on our general and administrative expenses amounted to an aggregate cost of $42 million and were largely related to restructuring costs, certain M&A costs and IT system reorganization costs. The remaining decline in our general and administrative expenses was largely related to the higher costs in the fourth quarter of 2009 as a result of higher bonuses accrued for employees due to our performance.

Research and Development Expenses

Our research and development expenses amounted to $154 million, or 13.2% of our sales, in the first quarter of 2010, compared to $230 million, or 19.8% of our sales, in the fourth quarter of 2009. Our research and development expenses included restructuring and other incidental items amounting to an aggregate cost of $3 million in the first quarter of 2010, compared to $45 million in the fourth quarter of 2009 and were largely related to the costs associated with the expansion of the Redesign Program. The reduction in our research and development expenses was largely due to the divestment of a major portion of our former Home segment to Trident. The Divested Home Activities amounted to an aggregate cost of $60 million in the fourth quarter of 2009 compared to $16 million in the first quarter of 2010. Furthermore, our research and development expenses for the fourth quarter of 2009 were impacted by one time higher IT-costs. The decline in our research and development expenses, compared to the fourth quarter of 2009, was partly offset by higher investments in the High-Performance Mixed-Signal applications on which we focus.

Other Income (Expense)

Other income and expense was a loss of $17 million in the first quarter of 2010, compared to a gain of $11 million in the fourth quarter of 2009. Included are incidental items, amounting to an aggregate cost of $20 million in the first quarter of 2010 and an aggregate income of $6 million in the fourth quarter of 2009 and were related to gains and losses realized on the completed divestment transactions.

[-18]

Income (Loss) from Operations

The following tables present the aggregate by segment of income (loss) from operations for the three months ended April 4, 2010 and December 31, 2009, which includes the effects of PPA, restructuring, other incidental items, and for the fourth quarter of 2009, impairments:

($ in millions)	Q1 2010
	Income (Loss) from Operations	Effects of PPA1)	Restructuring	Other Incidental Items

High-Performance Mixed-Signal	51	(63)	1	(1)
Standard Products	24	(16)	2	(1)
Manufacturing Operations	(16)	(6)	(2)	(6)
Corporate and Other	(28)	—	(11)	(11)
Divested Home Activities	(31)	—	(4)	(26)

Total	0	(85)	(14)	(45)

1)	Effects of PPA includes $9 million (HPMS $6 million and Manufacturing Operations $3 million) additional write-down of a site in Germany.

($ in millions)	Q4 2009
	Income (Loss) from Operations	Effects of PPA	Restructuring	Other Incidental Items	Impairments

High-Performance Mixed-Signal	(23)	(56)	(43)	(15)	—
Standard Products	(4)	(17)	(6)	—	—
Manufacturing Operations	13	(12)	37	(20)	—
Corporate and Other	(79)	(1)	(20)	(52)	—
Divested Home Activities	(112)	(1)	(12)	6	(69)

Total	(205)	(87)	(44)	(81)	(69)

[-19]

Three Months ended April 4, 2010 compared to Three Months ended December 31, 2009 by Segment

High-Performance Mixed-Signal

($ in millions, unless otherwise stated)	Q4 2009	Q1 2010

Sales	637	695
% nominal growth	16.5	9.1
% comparable growth	14.8	11.5
Gross profit	271	330
Income (loss) from operations	(23)	51
Effects of PPA	(56)	(63)
Restructuring charges	(43)	1
Other incidental items	(15)	(1)

Sales

Sales in the first quarter of 2010 were $695 million compared to $637 million in the fourth quarter of 2009, a nominal increase of 9.1%, and a comparable increase of 11.5%. This increase was largely due to the increase in the customer demand. Furthermore, our manufacturing flexibility in response to increase in demand, led to higher sales in the first quarter of 2010. The increase in sales was partly offset by unfavorable currency effects of $15 million, compared to the fourth quarter of 2009.

Gross Profit

Gross profit in the first quarter of 2010 was $330 million, or 47.5% of sales, compared to $271 million, or 42.5% of sales, in the fourth quarter of 2009. The gross profit, in the fourth quarter of 2009, included restructuring and other incidental items which amounted to an aggregate cost of $37 million and were largely related to the expansion of the Redesign Program. The remaining increase in gross profit was due to higher sales and cost savings achieved as a result of the ongoing Redesign Program.

Operating Expenses

Operating expenses amounted to $295 million in the fourth quarter of 2009, or 46.3% of sales, compared to $279 million in the first quarter of 2010, or 40.3% of sales. The Operating expenses in the fourth quarter of 2009 were impacted by higher costs as a result of higher bonuses accrued for employees due to our performance. The fourth quarter of 2009 also included restructuring and other incidental items which amounted to an aggregate cost of $22 million and were largely related to the expansion of the Redesign Program.

Income (Loss) from Operations

We had an income from operations of $51 million in the first quarter of 2010, compared to a loss from operations of $23 million in the fourth quarter of 2009. Included are the PPA effects of $63 million in the first quarter of 2010 compared to $56 million in the fourth quarter of 2009. Restructuring and other incidental items amounted to an aggregate cost of $58 million in the fourth quarter of 2009 and were mainly related to process and product transfer costs and the expansion of the Redesign Program. The increase in income from operations, compared to fourth quarter of 2009, was largely due to higher gross profit, resulting from higher sales and redesign savings.

[-20]

Standard Products

($ in millions, unless otherwise stated)	Q4 2009	Q1 2010

Sales	277	279
% nominal growth	8.2	0.7
% comparable growth	6.8	2.6
Gross profit	63	77
Income (loss) from operations	(4)	24
Effects of PPA	(17)	(16)
Restructuring charges	(6)	2
Other incidental items	—	(1)

Sales

Sales in the first quarter of 2010 were $279 million compared to $277 million in the fourth quarter of 2009, a nominal increase of 0.7%, and a comparable increase of 2.6%. Sales, in the first quarter of 2010, were affected by unfavorable currency effect of $5 million compared to fourth quarter of 2009. The higher sales, in the first quarter of 2010, were largely due to the increase in end customer demand.

Gross Profit

Gross profit in the first quarter of 2010 was $77 million, or 27.6% of sales, compared to $63 million, or 23.3% of sales, in the fourth quarter of 2009. The gross profit, in the fourth quarter of 2009, included restructuring and other incidental items which amounted to an aggregate cost of $6 million and were largely related to the restructuring costs.

Operating Expenses

Operating expenses amounted to $53 million in the first quarter of 2010, or 19.0% of sales, compared to $67 million in the fourth quarter of 2009, or 24.2% of sales. Operating expenses included PPA effects of $16 million in the first quarter of 2010, compared to $17 million in the fourth quarter of 2009. The operating expenses were lower in the first quarter of 2010 compared to the fourth quarter of 2009, largely due to effects of the ongoing Redesign Program.

Income (Loss) from Operations

Income from operations amounted to $24 million in the first quarter of 2010, compared to a loss of $4 million in the fourth quarter of 2009. The increase in income from operations was mainly due to the lower operating expenses in the first quarter of 2010. Restructuring and other incidental items amounted to an aggregate cost of $6 million in the fourth quarter of 2009 compared to an income of $1 million in the first quarter of 2010.

Manufacturing Operations

Sales

Sales of our Manufacturing Operations segment were $109 million in the first quarter of 2010, compared to $77 million in the fourth quarter of 2009. The sales in the first quarter of 2010 included sales to Trident, which amounted to $38 million, whereas the fourth quarter of 2009 did not include any sales to Trident.

Operating Expenses

Operating expenses amounted to $9 million in the first quarter of 2010, compared to $26 million in the fourth quarter of 2009. Operating expenses were mainly related to the real estate and facility management costs and the management fee allocated to our Manufacturing Operations segment.

Income (Loss) from Operations

We had a loss from operations of $16 million in the first quarter of 2010, compared to an income of $13 million in the fourth quarter of 2009. Included are the PPA effects of $6 million in the first quarter of 2010 compared to $12 million in the fourth quarter of 2009. The restructuring and other incidental items amounted to an aggregate cost of $8 million in the first quarter of 2010 and an income of $17 million in the fourth quarter of 2009. The product and process transfer costs, in the fourth quarter of 2009, were offset by a release of certain restructuring liabilities.

[-21]

Corporate and Other

Sales

Sales in the first quarter of 2010 were $35 million, which primarily related to NuTune, compared to $40 million in the fourth quarter of 2009.

Operating Expenses

Operating expenses amounted to $48 million in the first quarter of 2010, compared to $62 million in the fourth quarter of 2009. Included are the restructuring and other incidental items which amounted to an aggregate cost of $22 million in the first quarter of 2010 compared to $64 million in the fourth quarter of 2009. The other incidental items are largely related to the IT system reorganization costs and M&A related costs. Furthermore, fourth quarter of 2009 included a release of provisions taken for overdue receivables.

Divested Home Activities

On February 8, 2010, we divested a major portion of our former Home segment to Trident. The remaining part of the former Home segment has been moved into the High-Performance Mixed-Signal and Corporate and Other segments.

Sales in the first quarter of 2010 amounted to $47 million compared to $130 million in the fourth quarter of 2009. The operating expenses amounted to $21 million in the first quarter of 2010 compared to $159 million in the fourth quarter of 2009.

Employees

The following tables provide an overview of the number of employees per segment and geographic area at April 4, 2010 and December 31, 2009.

(number of full-time employees)	December 31, 2009	April 4, 2010

High-Performance Mixed-Signal	2,910	2,653
Standard Products	2,021	2,297
Manufacturing Operations	14,725	14,792
Corporate and Other	7,456	7,797
Divested Home Activities	1,038	—

Total	28,150	27,539

(number of full-time employees)	December 31, 2009	April 4, 2010

Europe and Africa	8,734	8,185
Americas	728	518
Greater China	7,159	7,047
Asia Pacific	11,529	11,789

Total	28,150	27,539

[-22]

Liquidity and Capital Resources

At the end of the first quarter 2010, our cash balance was $870 million. Taking into account the available undrawn amount under the Secured Revolving Credit Facility, we had $944 million of liquidity available at the end of the first quarter of 2010. At the end of the first quarter of 2009 we had a cash balance of $1,706 million and, during the last 12 months our cash decreased by $836 million. Operationally our business improved but cash spent on the Redesign Program and bond buy-backs resulted in a cash out of $379 million and $299 million, respectively.

Capital expenditures increased in first quarter of 2010 compared to the first quarter of 2009 due to increased business activity. We completed the sale of our television systems and set-top box business lines to Trident. As part of this transaction, we contributed $47 million to Trident which results in an outflow of cash during the quarter. In the first quarter of 2009 we received cash from amongst others the sale of the remaining part of our stake in the ST-NXP Wireless joint venture of $92 million, $20 million from the sale of our shares in the DSP Group and $18 million as a result of a loan repayment.

In the first quarter of 2010 we completed a buy back of unsecured bonds with a nominal value of $14 million, resulting in a cash out of $12 million (including accrued interest). A combination of cash buy-backs and exchange offers on our outstanding bonds resulted in a total long term debt reduction of $1,346 million since the end of the first quarter 2009.

At the end of the first quarter 2010 we still had a remaining capacity of $74 million left under our Secured Revolving Credit Facility, after taking into account the outstanding bank guarantees, based on the end of the quarter exchange rates. However, the amount of this availability varies with fluctuations between the Euro and the U.S. dollar as the total amount of the facility, €500 million, is denominated in Euro, and the amounts presently drawn ($600) are denominated in U.S. dollars.

At the end of the first quarter of 2010 total cash amounted to $870 million of which $262 million was held by SSMC, our joint venture company with TSMC. A portion of this cash can be distributed by way of a dividend to us, but 38.8% of the dividend will be paid to our joint venture partner as well. In the first quarter of 2009 such related payment for an amount of $29 million was made to TSMC.

Our sources of liquidity include cash on hand, cash flow from operations and amounts available under the Secured Revolving Credit Facility. We believe that, based on our current level of operations as reflected in our results of operations for the first quarter of 2010, these sources of liquidity will be sufficient to fund our operations, capital expenditures, and debt service for at least the next twelve months.

Our ability to make scheduled payments or to refinance our debt obligations depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions. In the future, we may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. Our business may not generate sufficient cash flow from operations, or future borrowings under our Secured Revolving Credit Facility or Forward Start Revolving Credit Facility, as the case may be, or from other sources may not be available to us in an amount sufficient, to enable us to repay our indebtedness, including the Secured Revolving Credit Facility or the Forward Start Revolving Credit Facility, as the case may be, the Super Priority Notes, the Existing Secured Notes, the Existing Unsecured Notes, or to fund our other liquidity needs, including our Redesign Program and working capital and capital expenditure requirements, and, in that case, we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance our indebtedness.

[-23]

Cash Flows

The condensed consolidated statements of cash flows for the three months ended April 4, 2010 and March 29, 2009 are presented as follows:

($ in millions, unless otherwise stated)	Q1 2009	Q1 2010

Cash flow from operating activities:
Net income (loss)	(589)	(336)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:	221	321

Net cash provided by (used for) operating activities	(368)	(15)
Net cash (used for) provided by investing activities	105	(95)
Net cash (used for) provided by financing activities	208	(11)

Total change in cash and cash equivalents	(55)	(121)

Effect of changes in exchange rates on cash positions	(35)	(50)
Cash and cash equivalents at beginning of period	1,796	1,041
Cash and cash equivalents at end of period	1,706	870

Cash Flow from Operating Activities

We used $15 million of cash to fund our operations in the first quarter of 2010, compared to $368 million in the first quarter of 2009.

An improved economic environment and improved operational business performance was the main driver behind this improvement. Restructuring payments of $86 million were slightly lower compared to the $92 million paid in the first quarter of 2009. Cash interest payments of $35 million, were lower in this quarter compared to cash interest payments of $57 million in the first quarter of 2009.

Furthermore, the lower net cash outflow in the first quarter of 2010 compared to a cash outflow in the first quarter of 2009, primarily resulted from higher cash receipts from customers of approximately $1,170 million in the first quarter of 2010, offset by a tax receipt of $27 million in the first quarter of 2010. This was partly offset by increased cash payments to suppliers and staff of approximately $1,175 million.

Cash Flow from Investing Activities

Net cash used for investing activities in the first quarter of 2010 amounted to $95 million, compared to a positive cash flow of $105 million in the first quarter of 2009.

Net cash used for investing activities in the first quarter of 2010 included gross capital expenditures of $51 million, and a cash transfer of $47 million to Trident.

The cash generated in the first quarter of 2009 primarily related to the net proceeds from the sale of the remaining part of our wireless activities and our remaining share in DSPG amounting to $110 million. The capital expenditure for this quarter in 2009 was $37 million. The cash from investing activities also included a $18 million cash receipt from a loan repayment (T3G). The proceeds from disposals of property, plant and equipment amounted to $5 million.

Cash Flow from Financing Activities

Net cash used for financing activities in the first quarter of 2010 was $11 million, compared to net cash provided by financing activities of $208 million in the first quarter of 2009.

The net cash outflow from financing activities in 2010 mainly consisted of $12 million outflow related to an open market buy back of unsecured bonds with a nominal value of $14 million.

The $208 million net cash inflow in the first quarter of 2009 mainly consisted of $200 million from the drawer under the Secured Revolving Credit Facility.

Contractual Obligations

No material changes in our contractual obligations occurred since December 2009.

[-24]

Off-balance Sheet Arrangements

At the end of the first quarter of 2010, we had no off-balance sheet arrangements.

Subsequent events

Forward Start Revolving Credit Facility

On May 10, 2010, we entered into a €458 million Forward Start Revolving Credit Facility, a “forward start” revolving credit facility to refinance our existing Secured Revolving Credit Facility. The Forward Start Revolving Credit Facility will become available to us on September 28, 2012, the maturity date of our current Secured Revolving Credit Facility, subject to specified terms and conditions, and will mature on September 28, 2015.

Eindhoven, June 10, 2010

Board of Management

[-25]

Interim consolidated statements of operations and comprehensive income of NXP Semiconductors Group (unaudited)

($ in millions, unless otherwise stated)

	For the quarter ended
	March 29, 2009	April 4, 2010
Sales	702	1,165
Cost of sales	(634)	(737)

	68	428

Gross profit

Selling expenses	(61)	(66)
General and administrative expenses	(173)	(191)
Research and development expenses	(187)	(154)
Other income (expense)	6	(17)

Income (loss) from operations	(347)	—

Financial income (expense):
– Extinguishment of debt	—	2
– Other financial income (expenses)	(309)	(304)

Income (loss) before taxes	(656)	(302)

Income tax benefit (expense)	(8)	(8)

Income (loss) after taxes	(664)	(310)

Results relating to equity-accounted investees	75	(26)

Net income (loss)	(589)	(336)

Attribution of net income (loss) for the period:
Net income (loss) attributable to stockholders	(579)	(345)
Net income (loss) attributable to non-controlling interests	(10)	9

Net income (loss)	(589)	(336)

Consolidated statements of comprehensive income:

Net income (loss)	(589)	(336)
– Unrealized gain (loss) on available for sale securities	(1)	—
– Recognition funded status pension benefit plan	—	—
– Unrealized gain (loss) on cash flow hedge	—	—
– Foreign currency translation adjustments	70	21
– Reclassifications into income	(78)	—
– Income tax on net current period changes	—	—

Total comprehensive income (loss)	(598)	(315)

Attribution of comprehensive income (loss) for the period:
Income (loss) attributable to stockholders	(588)	(324)
Income (loss) attributable to non-controlling interests	(10)	9

Total net comprehensive income (loss)	(598)	(315)

The accompanying condensed notes are an integral part of these interim consolidated financial statements.

[-26]

Interim consolidated balance sheets of NXP Semiconductors Group

($ in millions, unless otherwise stated)

	December 31, 2009		April 4, 2010
	(audited)		(unaudited)
Assets
Current assets
Cash and cash equivalents		1,041		870
Receivables:
– Accounts receivable – net	455		538
– Other receivables	59		60

		514		598
Assets held for sale		144		46
Inventories		542		478
Other current assets		272		212

Total current assets		2,513		2,204

Non-current assets
Investments in equity-accounted investees		43		194
Other non-current financial assets		35		35
Other non-current assets		94		139
Property, plant and equipment:
– At cost	2,468		2,404
– Less accumulated depreciation	(1,107)		(1,150)

		1,361		1,254

Intangible assets excluding goodwill:
– At cost	3,387		3,190
– Less accumulated amortization	(1,381)		(1,382)

		2,006		1,808
Goodwill		2,621		2,477

Total non-current assets		6,160		5,907

Total		8,673		8,111

Liabilities and equity
Current liabilities
Accounts payable		582		561
Liabilities held for sale		2		29
Accrued liabilities		702		682
Short-term provisions		269		198
Other current liabilities		88		87
Short-term debt		610		611

Total current liabilities		2,253		2,168

Non-current liabilities

Long-term debt		4,673		4,566
Long-term provisions		460		405
Other non-current liabilities		159		152

Total non-current liabilities		5,292		5,123

Contractual obligations and contingent liabilities		—		—
Equity
Non-controlling interests		198		207
Stockholder’s equity:
Common stock, par value EUR 455 per share:
– Authorized: 200 shares	—		—
– Issued: 40 shares	—		—
Capital in excess of par value	5,597		5,604
Accumulated deficit	(5,219)		(5,564)
Accumulated other comprehensive income (loss)	552		573

Total Stockholders’ equity		930		613

Total equity		1,128		820

Total		8,673		8,111

The accompanying condensed notes are an integral part of these interim consolidated financial statements.

[-27]

Interim consolidated statements of cash flows of NXP Semiconductors Group (unaudited)

($ in millions, unless otherwise stated)

	For the quarter ended
	March 29, 2009	April 4, 2010
Cash flows from operating activities:
Net income (loss)	(589)	(336)
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	211	193
Write-off of in-process research and development	—	—
Impairment goodwill and other intangibles	—	—
Impairment assets held for sale	—	—
Net (gain) loss on sale of assets	(76)	25
Gain on extinguishment of debt	—	(2)
Results relating to equity-accounted investees	—	26
Dividends paid to non-controlling interests	(29)	—
Changes in operating assets and liabilities:
(Increase) decrease in receivables and other current assets	(11)	(71)
(Increase) decrease in inventories	32	70
Increase (decrease) in accounts payable, accrued and other liabilities	(110)	(1)
Decrease (increase) in other non-current assets	(81)	(107)
Increase (decrease) in provisions	58	(73)

Other items	227	261

Net cash provided by (used for) operating activities	(368)	(15)
Cash flows from investing activities:
Purchase of intangible assets	(1)	(1)
Capital expenditures on property, plant and equipment	(37)	(51)
Proceeds from disposals of property, plant and equipment	5	4
Proceeds from disposals of assets held for sale	—	—
Proceeds from the sale of securities	20	—
Purchase of other non-current financial assets	—	—
Proceeds from the sale of other non-current financial assets	—	—
Purchase of interests in businesses	—	—
Proceeds from (consideration related to) sale of interests in businesses	118	(47)
Cash settlement agreement with Philips	—	—

Net cash (used for) provided by investing activities	105	(95)
Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	9	1
Amounts drawn under the revolving credit facility	200	—
Repayments under the revolving credit facility	—	—
Repurchase of long-term debt	—	(12)
Principal payments on long-term debt	(1)	—
Capital repayment to non-controlling interests	—	—

Net cash provided by (used for) financing activities	208	(11)

Effect of changes in exchange rates on cash positions	(35)	(50)

Increase (decrease) in cash and cash equivalents	(90)	(171)
Cash and cash equivalents at beginning of period	1,796	1,041

Cash and cash equivalents at end of period	1,706	870

For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

The accompanying condensed notes are an integral part of these interim consolidated financial statements.

[-28]

	For the quarter ended
	March 29, 2009	April 4, 2010
Supplemental disclosures to the interim consolidated statements of cash flows

Net cash paid during the period for:
Interest	57	35
Income taxes	—	3

Net gain (loss) on sale of assets:
Cash proceeds from (consideration related to) the sale of assets	143	(43)
Book value of these assets	(143)	(92)
Non-cash assets received	76	110

	76	(25)

Non-cash investing information:
Assets received in lieu of cash from the sale of businesses:
Trident shares	—	177
Virage Logic shares/options	—	—
Others	—	—

Other items:
Other items consist of the following non-cash elements in income:
Exchange differences	222	259
Share-based compensation	5	7
Value adjustments/impairment financial assets	—	(1)
Non-cash interest cost due to applying effective interest method	—	3
Others	—	(7)

	227	261

[-29]

Interim consolidated statements of changes in equity of NXP Semiconductors Group (unaudited)

($ in millions, unless otherwise stated)

				Accumulated other comprehensive income (loss)
	Common stock	Capital in excess of par value	Accumulated deficit	Currency translation differences	Unrealized gain (loss) on available- for-sale securities	Unrecognized net periodic pension cost	Changes in fair value of cash flow hedges	Total accum. other compr. income	Total stockholders equity	Non- controlling interests	Total equity

Balance as of December 31, 2009	—	5,597	(5,219)	520	—	32	—	552	930	198	1,128

Net income (loss)			(345)						(345)	9	(336)
Components of other comprehensive income:									—		—
Recognition of funded status pension benefit plan									—		—
Unrealized gain (loss) on available for sale securities
Foreign currency translation adjustments				23		(2)		21	21		21
Reclassifications into income									—		—
Income tax on current period changes									—		—
Share-based compensation plans		7							7		7
Dividends distributed									—		—

Balance as of April 4, 2010	—	5,604	(5,564)	543	—	30	—	573	613	207	820

The accompanying condensed notes are an integral part of these interim consolidated financial statements.

[-30]

Condensed notes to the interim consolidated financial statements of the NXP Semiconductors Group (unaudited)

($ in millions, unless otherwise stated)

1 Introduction

The consolidated financial statements include the accounts of NXP B.V. and subsidiaries.

NXP B.V. (the ‘Company’ or ‘NXP’) is part of the NXP Group (the ‘NXP Group’ or the ‘Group’ or the “NXP Semiconductors Group”), headquartered in the Netherlands. The NXP Group in its current form was established on September 29, 2006, when Koninklijke Philips Electronics N.V. (‘Philips’) sold 80.1% of its semiconductors businesses to a consortium of private equity investors in a multi-step transaction. In order to carry out this transaction, Philips transferred 100% of these businesses to NXP on September 28, 2006. All of our issued and outstanding shares were then acquired on September 29, 2006 by NXP Semiconductors N.V. (formerly known as KASLION Acquisition B.V.), an acquisition vehicle formed by the private equity consortium and Philips.

In compliance with FASB ASC Topic 280 “Segment Reporting” (formerly SFAS 131), four segments are distinguished as business segments. NXP is structured in two market-oriented business segments: High Performance Mixed Signal (“HPMS”) and Standard Products (“SP”), which each represent a reportable operating segment. The two other reportable segments are Manufacturing Operations and Corporate and Other.

Accounting policies

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). Historical cost is used as the measurement basis unless otherwise indicated.

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2 Significant accounting policies and new standards after 2009

Principles for consolidated financial statements

The consolidated financial statements include the accounts of the Company, together with its consolidated subsidiaries and all entities in which a NXP group company holds a direct or indirect controlling interest, whether through voting rights or through qualifying variable interests, in such a way that the Company would be required to absorb a majority of such entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

Accounting standards adopted in 2010

In 2010, the Company adopted the following standards that were issued by the FASB and that were to various degrees of relevance to the Company.

SFAS 166 “Accounting for Transfers of Financial Assets. An amendment of FASB Statement No. 140” Currently FASB ASC Topic 860 “Transfers and Servicing”

On 12 June 2009, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 166.

The most significant amendments resulting from Statement 166 consist of the removal of the concept of a qualifying special-purpose entity (QSPE) from Statement 140, and the elimination of the exception for QSPEs from the consolidation guidance of FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities (FIN 46(R)).

In addition, Statement 166 amends and clarifies sale accounting and requires among others that a transferor recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of a sale while eliminating the practicability exception for the measurement at fair value. Statement 166 is effective as of 1 January 2010 for the Company and was adopted as of that date.

[-31]

The Company has evaluated the consequences of this Statement and concluded since it is currently not involved with any QSPE this element of the Statement does not affect NXP. With regard to the transfer of assets guidance, the Statement may affect future transactions, if any.

SFAS 167 “Amendments to FASB Interpretation No, 46(R)” (Currently FASB ASC Topic 810 “Consolidation”

On 12 June 2009, the FASB issued Statement No. 167, which (1) addresses the effects of eliminating the qualifying special-purpose entity (QSPE) concept from FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities and (2) modifies some provisions about the application of certain key provisions of FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities (FIN 46(R)). Statement 167 is effective for NXP as of 1 January 2010 and requires among other things a qualitative rather than a quantitative analysis to determine the primary beneficiary of a Variable Interest Entity (VIE) and amends certain guidance in FIN 46(R) for determining whether an entity is a VIE, which may change an enterprise’s assessment of which entities with which it is involved are VIEs. Furthermore, it requires continuous assessments of whether an enterprise is the primary beneficiary of a VIE.

NXP has reconsidered its consolidation conclusions for all entities with which it is involved. Our conclusion is that the new guidance will not result in the consolidation of new entities or deconsolidation of entities.

New standards after 2010

In 2010 there were no new accounting pronouncements issued that were of relevance to the Company.

Prior Period Corrections

Amounts previously reported in the consolidated balance sheets as of December 31, 2009 have been adjusted to correct immaterial offset errors in the current and deferred tax balances. These adjustments are set out in the table below.

Consolidated balance sheet for the period ending December 31, 2009:

($ in millions)	As originally reported	Adjustments	As currently reported
Other receivables	113	(54)	59
Other current assets	227	45	272
Other non-current assets	604	(510)	94
Accrued liabilities	(756)	54	(702)
Long-term provisions	(925)	465	(460)

In addition, in the prior period interim consolidated statement of operations for the period ending March 29, 2009 the Company incorrectly included currency translation adjustments within income tax expense in the statement of operations. As a result, the following line items have been corrected.

Interim consolidated statement of operations for the period ending March 29, 2009:

($ in millions)	As originally reported	Adjustments	As currently reported
Income tax benefit (expense)	13	(21)	(8)

[-32]

3 Information by segment and main country

As from 2010, NXP reorganized its prior segments into four reportable segments in compliance with FASB ASC Topic 280 (formerly SFAS 131).

The Company is structured in two market-oriented business segments, High-Performance Mixed-Signal and Standard Products and two other reportable segments, Manufacturing Operations and Corporate and Other.

•

The High-Performance Mixed-Signal business segment delivers high-performance mixed-signal solutions to our customers to satisfy their system and sub systems needs across eight application areas: automotive, identification, mobile, consumer, computing, wireless infrastructure, lighting and industrial.

•

The Standard Products business segment offers standard products for use across many application markets, as well as application-specific standard products predominantly used in application areas such as mobile handsets, computing, consumer and automotive.

•

Our manufacturing operations are conducted through a combination of wholly owned manufacturing facilities, manufacturing facilities operated jointly with other semiconductor companies and third-party foundries and assembly and test subcontractors, which together form our Manufacturing Operations segment. While the main function of our Manufacturing Operations segment is to supply products to our High-Performance Mixed-Signal and Standard Products segments, external revenues and costs in this segment are to a large extent derived from sales of wafer foundry and packaging services to our divested businesses in order to support their separation and, on a limited basis, their ongoing operations. As these divested businesses develop or acquire their own foundry and packaging capabilities, our revenues from these sources are expected to decline.

•

The Corporate and Other segment includes unallocated research expenses not related to any specific business segment, those corporate restructuring charges not allocated to High-Performance Mixed-Signal and Standard Products and other expenses, as well as some operations not included in our two business segments, such as manufacturing, marketing and selling of can tuners through our joint venture NuTune and software solutions for mobile phones, the “NXP Software”.

On February 8, 2010, we divested a major portion of our former Home segment to Trident Microsystems, Inc. (“Trident”). For the previously reported periods in this report, the divested operations remained consolidated in our consolidated accounts under a separate new reporting segment named “Divested Home Activities”. The remaining part of the former Home segment has been moved into the segments High-Performance Mixed-Signal and Corporate and Other.

The presentation of our financial results and the discussion and analysis of our financial condition and results of operations have been restated to reflect the new segments.

Sales, R&D and income from operations

	For the quarter ended
	March 29, 2009					April 4, 2010
	Sales	Research and development expenses	Income (loss) from operations			Sales	Research and development expenses	Income (loss) from operations
			amount	as a % of sales				amount	as a % of sales
HPMS	373	94	(133)	(35.7)		695	113	51	7.3
SP	151	10	(62)	(41.1)		279	12	24	8.6
Manufacturing Operations	61	5	(49)	(80.3)		109	5	(16)	(14.7)
Corporate and Other	40	19	(27)	NM	1)	35	8	(28)	NM	1)
Divested Home activities	77	59	(76)	(98.7)		47	16	(31)	(66.0)

Total	702	187	(347)	(49.4)		1,165	154	0	0

(*)	For the first quarter of 2010, Manufacturing Operations supplied $301 million (for the first quarter of 2009: $167 million) which have been eliminated in the above presentation.
1)	Not meaningful

[-33]

Sales per geographic area

	For the quarter ended
	March 29, 2009	April 4, 2010
China	196	351
Netherlands	22	32
Japan	25	57
United States	57	86
Singapore	72	122
Germany	61	106
Austria	36	56
South Korea	29	49
Other Countries	204	306

Total	702	1,165

The allocation is based on customer allocation.

4 Acquisitions and divestments

Trident

On February 8, 2010, Trident completed its acquisition of our television systems and set-top box business lines included in our former Home segment. As a result of the transaction, we now own 60% of the outstanding stock of Trident, with a 30% voting interest in participatory rights and a 60% voting interest for certain protective rights only. Considering the terms and conditions agreed between the parties, we account for our investment in Trident under the equity method.

At December 31, 2009 all assets and liabilities to be sold to Trident have been classified as assets held for sale, which resulted in an impairment loss of $69 million on the write-down of the assets to fair value (refer to note 7).

Included in the assets held for sale was a net cash payment of $47 million. The total consideration received related to the above transaction was a receipt of a 60% shareholding in Trident valued at $177 million, based on quoted market price at transaction date and included in our balance sheet as “Investments in equity accounted investees”. The transaction resulted in a net loss of $25 million, reported under other income (expense) during the quarter ended April 4, 2010.

5 Restructuring charges

The following table presents the changes in the position of restructuring liabilities in the first quarter of 2010 by segment:

	Balance January 1, 2010	Additions	Utilized	Released	Other changes (1)	Balance April 4, 2010
High-Performance Mixed-Signal	46	—	(2)	1	—	45
Standard Products	5	—	(1)	(3)	3	4
Manufacturing Operations	144	—	(25)	—	(17)	102
Corporate and Other	96	1	(26)	(8)	12	75
Divested Home activities	22	4	(15)	1	(12)	—

	313	5	(69)	(9)	(14)	226

(1)	Other changes are primarily related to translation differences and reclassifications between segments

The total restructuring liability as of April 4, 2010 of $226 million is classified in the balance sheet under provisions for $215 million (short-term: $186 million; long-term: $29 million) and under accrued liabilities for $11 million.

In 2010 there were no new projects for restructuring.

[-34]

In the first three months of 2010 and 2009 the restructuring charges mainly related to the ongoing Redesign Program of the Company, which was initiated in September 2008, for which in 2010 a charge of $ 5 million was recorded in income from operations. Furthermore, releases of restructuring liabilities were recorded for as amount of $9 million in 2010 (in the first quarter of 2009: $3 million).

In addition, restructuring related costs amounting to $18 million were directly charged to income from operations in the first quarter of 2010 (in the first quarter of 2009: $38 million).

On aggregate, the net restructuring charges recorded in the income statement for the first quarter of 2010 amounted to $14 million (for the first quarter of 2009: $35 million).

The components of restructuring charges recorded in the first quarter of 2010 and 2009 are as follows:

	Q1 2009	Q1 2010
Personnel lay-off costs	38	5
Write-down of assets	—	18
Other restructuring costs	—	—
Release of excess provisions/accruals	(3)	(9)

Net restructuring charges	35	14

The net restructuring costs included in Income from Operations categorized by segment are as follows:

	Q1 2009	Q1 2010
High-Performance Mixed-Signal	2	(1)
Standard Products	—	(2)
Manufacturing Operations	16	2
Corporate and Other	16	11
Divested Home Activities	1	4

Total	35	14

The restructuring changes recorded in the statement of operations are included in the following line items in the statement of operations:

	Q1 2009	Q1 2010
Cost of sales	17	(4)
Selling expenses	—	(2)
General and administrative expenses	12	19
Research & development expenses	6	1
Other income and expenses	—

Net restructuring charges	35	14

6 Income taxes

The effective income tax rates for the three months ended April 4, 2010 and March 29, 2009 were (2.6%) and (1.2%) respectively. The higher effective tax rate for the three months ended April 4, 2010 compared to the same period in the prior year was primarily due to a decrease in losses in tax jurisdictions for which a full valuation allowance is recorded in both the quarter ended April 4, 2010 and March 29, 2009.

[-35]

7 Investments equity-accounted investees

The Company’s investment in equity-accounted investees increased from $43 million as of December 21, 2009 to $194 million at the end of April 4, 2010, which was entirely due to acquiring a 60% shareholding in Trident Microsystems, Inc.

The Company’s share in income of equity-accounted investees for the three months ended April 4, 2010 of $26 million related entirely to our shareholding in Trident which was included as from February 8, 2010. For the three months ended March 29, 2009, the sale of the Company’s 20% shareholding in the ST-NXP Wireless joint venture resulted in a gain of $72 million in connection with the release of translation differences.

8 Assets and liabilities held for sale

The following table presents the major classes of assets and liabilities that will be sold in the near future.

Assets and liabilities presented in the table below represents assets and liabilities from the former business segment Home which were sold to Trident on February 8, 2010.

	Q4 2009	Q1 2010
Accounts receivable	—	—
Inventories	42	33
Property, plant and equipment	11	—
Intangible assets including goodwill	149	—
Other assets	—	—
Impairment to fair value less cost to sell	(69)	—

Assets held for sale	133	33
Accounts payable	—	—
Provisions	—	—
Other liabilities	(2)	(29)

Liabilities held for sale	(2)	(29)

These assets held for sale as of December 31, 2009 were reported net of impairment charges of $69 million. The fair value, less cost to sell these assets, was a level 2 measurement based on the quoted market prices of the Trident cost as adjusted for cost to sell the assets.

On February 8, 2010, Trident completed its acquisition of our television systems and set-top box business lines included in our former Home segment. As a result of the transaction, we now own 60% of the outstanding stock of Trident, with a 30% voting interest in participatory rights and a 60% voting interest for certain protective rights only. Considering the terms and conditions agreed between the parties, we account for our investment in Trident under the equity method.

The total consideration of the above transaction was a net cash payment of $47 million and the receipt of a 60% shareholding in Trident valued at $177 million under equity accounted investees. All assets and liabilities were transferred to Trident, except inventories ($33 million) which will be delivered gradually during 2010 and for which a liability was recorded for an amount of $29 million in promissory notes, resulting in a net loss of $25 million, reported under “Other business income and expense”.

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In addition to the assets and liabilities classified as held for sale as presented in the table above, which related to the former Home segment sold to Trident, other assets held for sale on April 4, 2010 amounted to a book value of $13 million, after an additional write-down of $29 million (as of the end of 2009, $11 million net of a write-down of $5 million). These assets held for sale related to real estate and other property that is held for sale following exits or planned exits as a result of the Redesign Program. The fair value of these assets classified as held for sale has been based on quoted broker values and is therefore a level 2 measurement.

Total assets held for sale at April 4, 2010 were $46 million (as of end of 2009: $144 million) whereas the liabilities amounted to $29 million at the end of March 2010 (as of end of 2009: $2 million).

9 Inventories

Inventories are stated at the lower of cost or market, less advance payments on work in progress. The cost of inventories is determined using the first-in, first-out (FIFO) method. An allowance is made for the estimated losses due to obsolescence. This allowance is determined for groups of products based on purchases in the recent past and/or expected future demand.

Inventories are summarized as follows:

	Q4 2009	Q1 2010

Raw materials and supplies	310	262
Work in process	142	147
Finished goods	90	69

	542	478

A portion of the finished goods stored at customer locations under consignment amounted to $23 million as of April 4, 2010 (December 31, 2009: $23 million).

The amounts recorded above are net of allowance for obsolescence.

10 Pensions

Our employees participate in employee pension plans in accordance with the legal requirements, customs and the local situation in the respective countries. These are defined-benefit pension plans, defined-contribution plans and multi-employer plans.

The benefits provided by defined-benefit plans are based on employees’ years of service and compensation levels. Contributions are made by the Company, as necessary, to provide assets sufficient to meet the benefits payable to defined-benefit pension plan participants.

These contributions are determined based upon various factors, including funded status, legal and tax considerations as well as local customs. The Company funds certain defined-benefit pension plans as claims are incurred.

Expected returns per asset class are based on the assumption that asset valuations tend to return to their respective long-term equilibria. The Expected Return on Assets for any funded plan equals the average of the expected returns per asset class weighted by their portfolio weights in accordance with the funded strategic asset allocation.

The Trident transaction did not result in a curtailment or settlement as the impact was not deemed material (according FASB ASC Topic 715, formerly SFAS No 88). This implies that the net periodic pension cost remained unchanged.

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The components of net periodic pension costs were as follows:

	Q1 2009	Q1 2010
Service cost	4	3
Interest cost on the projected benefit obligation	4	4
Expected return on plan assets	(2)	(2)
Net amortization of unrecognized net assets/liabilities	—	—
Net actuarial loss recognized	—	—
Curtailments & settlements	—	—
Other	—	—

Net periodic cost	6	5

The Company expects to make cash contributions other than benefit payments in relation to defined-benefit plans amounting to $4 million in 2010.

11 Long-term debt

	Range of interest rates	Average rate of interest	Amount outstanding April 4, 2010	Due within 1 yr	Due after Q1, 2011	Due after Q1, 2015	Average remaining term (in years)	Amount outstanding December 31, 2009
Euro notes	3.5%-10%	4.8%	1,571	—	1,571	403	4.0	1,666
USD notes	3.0%-10%	6.5%	2,988	—	2,988	774	4.3	3,000
Liabilities arising from capital lease transactions	1.0%-14.8%	6.7%	4	—	4	1	3.5	4
Other long-term debt	0.9%-1.5%	1.2%	3	—	3	2	4.1	3

			4,566	—	4,566	1,180	4.2	4,673

During 2009, the book value of total debt was reduced from $6,367 million to $5,283 million. A combination of cash buy-backs and exchange offers resulted in a total debt reduction of $1,331 million. The total amount of cash used as a result of the debt buy-backs amounted to $286 million. The total gain on these transactions recognized in 2009 (net of issuance costs) was $1,020 million of which $507 million was recognized in the second quarter and $513 million in the third quarter. In the first quarter of 2010, the Company, through a privately negotiated transaction, purchased its outstanding debt with a book value of $14 million for a consideration of $12 million.

The Company may from time to time continue to seek to retire or purchase our outstanding debt through cash purchases and/or exchanges, in open market purchases, privately negotiated transactions or otherwise.

Other effects on the total long-term debt position relate to the translation of EUR notes outstanding.

Euro notes

The Euro notes outstanding per the end of April 4, 2010 consist of the following three series:

•	€ 10% super priority notes due July 15, 2013;

•	€ floating rate senior secured notes due October 15, 2013; and

•	€ 8 5/8% senior notes due October 15, 2015.

USD notes

The USD notes consist of the following four series:

•	$ 10% super priority notes due July 15, 2013;

•	$ floating rate senior secured notes due October 15, 2013;

•	$ 7 7/8 % senior secured notes due October 15, 2014; and

•	$ 9 1/2 % senior notes due October 15, 2015.

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Credit facilities

At December 31, 2009, the Company had a senior secured revolving credit facility of $720 million (denominated: EUR 500 million) entered into as from September 29, 2006, in order to finance the working capital requirements and general corporate purposes of which $120 million was unused. This committed revolving credit facility has a tenor of 5 years and expires in 2012.

Although the revolving credit facility expires in 2012, the Company has the flexibility of drawing and repaying under this facility and therefore the amount drawn is classified under short-term debt.

All of the Guarantors of the secured notes described above are also guarantor of our obligations under this committed revolving credit facility and similar security (on a first priority basis) as granted under the secured notes has been granted for the benefit of the lenders under this facility.

On April 15, 2010, the Company entered into a commitment letter under which various lenders agreed to enter into a “forward start” revolving credit facility to refinance the Company’s existing senior secured revolving credit facility upon its maturity.

Certain terms and Covenants of the Euro and USD notes and the credit facilities

The Company is not required to make mandatory redemption payments or sinking fund payments with respect to the notes.

The indentures governing the notes contain covenants that, among other things, limit the Company’s ability and that of restricted subsidiaries to incur additional indebtedness, create liens, pay dividends, redeem capital stock or make certain other restricted payments or investments; enter into agreements that restrict dividends from restricted subsidiaries; sell assets, including capital stock of restricted subsidiaries; engage in transactions with affiliates; and effect a consolidation or merger.

Certain portions of long-term and short-term debt have been secured by collateral on substantially all of the Company’s assets and of certain of its subsidiaries as of April 4, 2010 in the amount of $3,983 million (as of March 29, 2009: $4,501 million).

The notes are fully and unconditionally guaranteed jointly and severally, on a senior basis by certain of the Company’s current and future material wholly-owned subsidiaries (“Guarantors”).

Pursuant to various security documents related to the above mentioned secured notes and the $679 million (denominated EUR 500 million) senior secured revolving credit facility, the Company and each Guarantor has granted first priority liens and security interests in, amongst others, the following, subject to the grant of further permitted collateral liens:

(a)	all present and future shares of capital stock of (or other ownership or profit interests in) each of its present and future direct subsidiaries, other than SMST Unterstützungskasse GmbH, and material joint venture entities;

(b)	all present and future intercompany debt of the Company and each Guarantor;

(c)	all of the present and future property and assets, real and personal, of the Company, and each Guarantor, including, but not limited to, machinery and equipment, inventory and other goods, accounts receivable, owned real estate, leaseholds, fixtures, general intangibles, license rights, patents, trademarks, trade names, copyrights, chattel paper, insurance proceeds, contract rights, hedge agreements, documents, instruments, indemnification rights, tax refunds, but excluding cash and bank accounts; and

(d)	all proceeds and products of the property and assets described above.

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Notwithstanding the foregoing, certain assets may not be pledged (or the liens not perfected) in accordance with agreed security principles, including:

•	if the cost of providing security is not proportionate to the benefit accruing to the holders; and

•	if providing such security requires consent of a third party and such consent cannot be obtained after the use of commercially reasonable efforts; and

•

if providing such security would be prohibited by applicable law, general statutory limitations, financial assistance, corporate benefit, fraudulent preference, “thin capitalization” rules or similar matters or providing security would be outside the applicable pledgor’s capacity or conflict with fiduciary duties of directors or cause material risk of personal or criminal liability after using commercially reasonable efforts to overcome such obstacles; and

•

if providing such security would have a material adverse effect (as reasonably determined in good faith by such subsidiary) on the ability of such subsidiary to conduct its operations and business in the ordinary course as otherwise permitted by the indenture; and

•

if providing such security or perfecting liens thereon would require giving notice (i) in the case of receivables security, to customers or (ii) in the case of bank accounts, to the banks with whom the accounts are maintained. Such notice will only be provided after the secured notes are accelerated.

Subject to agreed security principles, if material property is acquired by the Company or a Guarantor that is not automatically subject to a perfected security interest under the security documents, then the Company or relevant Guarantor will within 60 days provide security over this property and deliver certain certificates and opinions in respect thereof as specified in the indenture governing the notes.

12 Contingent liabilities

Guarantees

As of April 4, 2010, there were no material guarantees recognized by the Company.

Capital contributions

NXP has a contractual agreement to contribute $18 million in its ASEN venture if our venture partner contributes its contractually agreed amounts. We expect this contribution may occur in 2010.

Other commitments

The Company has made certain commitments to SSMC, whereby the Company is obligated to make cash payments to SSMC should it fail to purchase an agreed-upon percentage of the total available capacity at SSMC’s fabrication facilities if overall SSMC utilization levels drop below a fixed proportion of the total available capacity. In the periods presented in these financial statements no such payments were made. Furthermore, other commitments exist with respect to long-term obligations for a joint development contract with Catena Holding BV of $9 million.

Environmental remediation

The Company accrues for losses associated with environmental obligations when such losses are probable and reasonably estimable.

At the end of the first quarter of 2010 the Company has not incurred material environmental remediation obligations.

Litigation

The Company and certain of its businesses are regularly involved as plaintiffs or defendants in claims and litigation relating to matters such as commercial transactions and intellectual property rights. In addition, divestments sometimes result in, or are followed by, claims or litigation by either party. From time to time, the Company and certain of its businesses also are subject to alleged patent infringement claims, and rarely participate in settlement discussions. Although the ultimate disposition of asserted claims and proceedings cannot be predicted with certainty, it is the belief of the Company’s management that the outcome of any such claims, either individually or on a combined basis, will not have a material adverse effect on the Company’s consolidated financial position. However, such outcomes may be material to the consolidated statement of operations of the Company for a particular period.

[-40]

The Company is subject of an investigation by the European Commission in connection with alleged violations of competition laws in connection with the smart card chips we produce. The European Commission stated in its release of January 7, 2009, that it would start investigations in the smart card chip sector because it has reason to believe that the companies concerned may have violated European Union competition rules, which prohibits certain practices such as price fixing, customer allocation and the exchange of commercially sensitive information. As a company active in the smart card chip sector, NXP is subject to the ongoing investigations. The Company is cooperating in the investigation. The Company has received written requests for information from the European Commission and is co-operating with the European Commission in answering these requests.

13 Fair value of financial assets and liabilities

The estimated fair value of financial instruments has been determined by the Company using available market information and appropriate valuation methods. The estimates presented are not necessarily indicative of the amounts that the Company could realize in a current market exchange or the value that will ultimately be realized by the Company upon maturity or disposal. The use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amounts.

FASB ASC Topic 820 (formerly SFAS 157 “Fair Value Measurements”) requires quantitative disclose for financial assets and liabilities that are measured at fair value on a recurring basis. In the table below the column “Fair value hierarchy” the indicated level explains how fair value measurements have been arrived at.

•	Level 1 measures fair value based on quoted prices in active markets for identical assets or liabilities;

•	Level 2 measures fair value based on significant other observable inputs such as quoted prices for similar assets or liabilities in markets, observable interest rates or yield curves, etc.;

•	Level 3 measures of fair value are based on unobservable inputs such as internally developed or used techniques.

		December 31, 2009		April 4, 2010
	Fair value hierarchy	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Assets;
Securities *)	1	—	—	—	—
Other financial assets *)	1	35	35	35	35
Derivative instruments – assets *)	2	2	2	8	8

Liabilities:
Short-term debt	2	(610)	(610)	(611)	(611)
Long-term debt (bonds)	1	(4,666)	(4,019)	(4,559)	(4,391)
Other long-term debt	2	(7)	(7)	(7)	(7)
Derivative instruments – liabilities *)	2	(9)	(9)	(5)	(5)

*)	Represent assets and liabilities measured at fair value on a recurring basis.

The following methods and assumptions were used to estimate the fair value of financial instruments:

Cash and cash equivalents, accounts receivable and payable-current

The carrying amounts approximate fair value because of the short maturity of these instruments.

Other financial assets and derivative instruments

For other financial assets, fair value is based upon the quoted market prices.

The level 2 measures fair value of financial derivative instruments as the net present value of such derivative instruments future cash flows. Applied yield curves are based on consensus pricing services. Contributors to consensus pricing services are financial markets participants, with executable quotes. It should be recognized, however, that prices from consensus services on themselves are not executable.

Debt

The fair value is estimated on the basis of the quoted market prices for certain issues, or on the basis of discounted cash flow analyses based upon the incremental borrowing rates for similar types of borrowing arrangements with comparable terms and maturities. Accrued interest is included under accounts payable and not within the carrying amount or estimated fair value of debt.

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14 Other financial instruments, derivatives and currency risk

The Company does not purchase or hold financial derivative instruments for trading purposes. Currency fluctuations may impact the Company’s financial results. The Company has a structural currency mismatch between costs and revenues, as a high proportion of its production, administration and research and development costs is denominated in EURO’s while a higher proportion of its revenues is denominated in U.S. dollars or U.S. dollar-related currencies.

The Company’s transactions are denominated in a variety of currencies. The Company uses financial instruments to reduce its exposure to the effects of currency fluctuations. The Company generally hedges foreign currency exposures in relation to transaction exposures, such as receivables/payables resulting from such transactions and part of anticipated sales and purchases. The Company generally uses forwards to hedge these exposures.

Changes in the fair value of foreign currency accounts receivable/payable as well as changes in the fair value of the hedges of accounts receivable/payable are reported in the statement of operations under cost of sales. The hedges related to anticipated transactions are recorded as cash flow hedges. The results from such hedges were deferred in equity until 2007. From December 2007 going forward, the application of cash flow hedge accounting for foreign currency risks is limited to transactions that represent a substantial currency risk that could materially affect the financial position of the Company. Consequently, the application of cash flow hedge accounting seldom occurs. Changes in the fair value of these forward currency transactions that are not designated to anticipated transactions are immediately reported in the statement of operations under cost of sales.

Derivative instruments relate to

•	hedged balance sheet items,

•	hedged anticipated currency exposures with a duration of up to 12 months.

The derivative assets at the end of April 4, 2010 amounted to $8 million (December 31, 2009: $2 million) whereas derivative liabilities amounted to $5 million (2009: $9 million) and are included in other current assets and accrued liabilities in the consolidated balance sheets.

Currency risk

A higher proportion of our revenues is in U.S. dollars or U.S. dollar- related currencies, compared to our costs. Accordingly, our results of operations may be affected by changes in foreign exchange rates, particularly between the euro and U.S. dollar. A strengthening of the euro against U.S. dollar during any reporting period will reduce income from operations of NXP.

It is NXP’s policy that transaction exposures are hedged. Accordingly, the Company’s organizations identify and measure their exposures from transactions denominated in other than their own functional currency.

We calculate our net exposure on a cash flow basis considering balance sheet items, actual orders received or made and anticipated revenues and expenses.

Committed foreign currency exposures are required to be fully hedged using forward contracts. The net exposures related to anticipated transactions are hedged with a combination of forward transactions up to a maximum tenor of 12 months and a cash position in both euro and dollar. The currency exposure related to our bonds has not been hedged.

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The table below outlines the foreign currency transactions outstanding per April 4, 2010:

	Aggregate Contract amount 1) buy/ (sell)	Weighted Average Tenor (in months)	Fair value
Foreign currency forward contracts1 )
Euro (US dollar)	(71)	2	(1.5)
(US dollar) Japanese Yen	(1)	1	—
Great Britain pound (US dollar)	(19)	2	(0.2)
(US dollar) Singapore dollar	(18)	1.5	0.13

1)	USD equivalent

Interest rate risk

NXP has significant outstanding debt, which creates an inherent interest rate risk. On October 12, 2006 and on April 2, 2009 NXP issued several series of notes with maturities ranging from 4 to 9 years and a mix of floating and fixed rates. The euro and U.S. dollar denominated notes represent 34% and 66% respectively of the total notes outstanding.

The following table summarizes the outstanding notes per April 4, 2010:

	Principal amount *	Fixed/ floating	Current coupon rate	Maturity date

Senior Secured Notes	€843	Floating	3.4340	2013
Senior Secured Notes	$1,201	Floating	3.0013	2013
Senior Secured Notes	$845	Fixed	7.8750	2014
Senior Notes	€297	Fixed	8.6250	2015
Senior Notes	$774	Fixed	9.5000	2015
Super Priority Notes	€29	Fixed	10.0000	2013
Super Priority Notes	$221	Fixed	10.0000	2013

*	amount in millions

A sensitivity analysis shows that if interest rates were to increase/decrease instantaneously by 1% from the level of April 4, 2010 all other variables held constant, the annualized net interest expense would increase/decrease by $23 million. This impact is based on the outstanding net debt position as per April 4, 2010.

15 Supplemental Guarantor Information

Certain of the wholly-owned subsidiaries of NXP provide joint and several unconditional guarantees of NXP’s obligations under the notes issued in connection with the acquisition of NXP. Pursuant to Rule 3-10 of Regulation S-X of the Securities and Exchange Commission, the following consolidated financial information of the guarantors and non-guarantors, detailed in restricted and unrestricted, is provided in lieu of financial statements of such guarantor entities, and are determined based on the assets, liabilities and operations of the entities which are included in the guarantor and non-guarantor subsidiaries of NXP

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Supplemental consolidated statement of operations for the first quarter ending April 4, 2010

($ in millions)
	NXP B.V.	Guarantors	Non-guarantors (restricted)	Sub-total	Non-guarantors (unrestricted)	Eliminations/ reclassifications	Consolidated

Sales	—	1,073	59	1,132	33	—	1,165
Intercompany sales	—	51	116	167	70	(237)	—

Total sales	—	1,124	175	1,299	103	(237)	1,165
Cost of sales	10	(717)	(127)	(834)	(78)	175	(737)

Gross profit	10	407	48	465	25	(62)	428
Selling expenses	—	(78)	(25)	(103)	—	37	(66)
General and administrative expenses	(75)	(128)	(9)	(212)	—	21	(191)
Research and development expenses	(4)	(105)	(49)	(158)	—	4	(154)
Write-off of acquired in-process research and development	—	—	—	—	—	—	—
Other business income (expense)	(197)	124	58	(15)	(2)	—	(17)

Income (loss) from operations	(266)	220	23	(23)	23	—	—
Financial income and expenses	(268)	(33)	(1)	(302)	—	—	(302)
Income (loss) subsidiaries	114	—	—	114	—	(114)	—

Income (loss) before taxes	(420)	187	22	(211)	23	(114)	(302)
Income tax benefit (expense)	101	(104)	(5)	(8)	—	—	(8)

Income (loss) after taxes	(319)	83	17	(219)	23	(114)	(310)
Results relating to equity-accounted investees	(26)	—	—	(26)	—	—	(26)

Net income (loss)	(345)	83	17	(245)	23	(114)	(336)

Attribution of net income:
Net income (loss) attributable to stockholders	(345)	83	17	(245)	14	(114)	(345)
Net income (loss) attributable to non-controlling interests	—	—	—	—	9	—	9

Net income (loss)	(345)	83	17	(245)	23	(114)	(336)

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Supplemental consolidated balance sheet at April 4, 2010

($ in millions)
	NXP B.V.	Guarantors	Non-guarantors (restricted)	Sub-total	Non-guarantors (unrestricted)	Eliminations/ reclassifications	Consolidated

Assets
Current assets:
Cash and cash equivalents	418	98	89	605	265	—	870
Receivables	1	526	63	590	8	—	598
Intercompany accounts receivable	411	152	106	669	68	(737)	—
Assets held for sale	—	46	—	46	—	—	46
Inventories	—	410	43	453	25	—	478
Other current assets	46	135	27	208	4	—	212

Total current assets	876	1,367	328	2,571	370	(737)	2,204

Non-current assets:
Investments in equity-accounted investees	194	—	—	194	—	—	194
Investments in affiliated companies	870	—	—	870	—	(870)	—
Other non-current financial assets	16	16	3	35	—	—	35
Other non-current assets	91	9	37	137	2	—	139
Property, plant and equipment	149	794	127	1,070	184	—	1,254
Intangible assets excluding goodwill	1,781	20	6	1,807	1	—	1,808
Goodwill	2,477	—	—	2,477	—	—	2,477

Total non-current assets	5,578	839	173	6,590	187	(870)	5,907

Total	6,454	2,206	501	9,161	557	(1,607)	8,111

Liabilities and equity
Current liabilities:
Accounts and notes payable	—	463	75	538	23	—	561
Intercompany accounts payable	44	579	110	733	4	(737)	—
Liabilities held for sale	29	—	—	29	—	—	29
Accrued liabilities	197	352	110	659	23	—	682
Short-term provisions		189	9	198	—	—	198
Other current liabilities	24	49	14	87	—	—	87
Short-term debt	600	—	5	605	6	—	611
Intercompany financing	—	3,155	(19)	3,136	—	(3,136)	—

Total current liabilities	894	4,787	304	5,985	56	(3,873)	2,168

Non-current liabilities:
Long-term debt	4,559	3	4	4,566	—	—	4,566
Long-term provisions	353	21	27	401	4	—	405
Other non-current liabilities	35	105	4	144	8	—	152

Total non-current liabilities	4,947	129	35	5,111	12	—	5,123
Non-controlling interests	—	—	16	16	191	—	207
Stockholders equity	613	(2,710)	146	(1,951)	298	2,266	613

Total equity	613	(2,710)	162	(1,935)	489	2,266	820

Total	6,454	2,206	501	9,161	557	(1,607)	8,111

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Supplemental consolidated statement of cash flows for the first quarter ending April 4, 2010

($ in millions)
	NXP B.V.	Guarantors	Non-guarantors (restricted)	Sub-total	Non-guarantors (unrestricted)	Eliminations	Consolidated

Cash flows from operating activities:
Net income (loss)	(345)	83	17	(219)	23	(114)	(336)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Elimination (income) loss subsidiaries	(114)	—	—	(114)	—	114	—
Depreciation and amortization	76	90	10	176	17	—	193
Net (gain) loss on sale of assets	172	(139)	(8)	25	—	—	25
Gain on extinguishment of debt	(2)	—	—	(2)	—	—	(2)
Results relating to equity-accounted investees	26						26
Dividends paid to non-controlling interests
(Increase) decrease in receivables and other current assets	(10)	(61)	3	(68)	(3)	—	(71)
(Increase) decrease in inventories	—	54	7	61	9	—	70
Increase (decrease) in accounts payable, accrued and other liabilities	28	(11)	(14)	3	(4)	—	(1)
Decrease (increase) intercompany current accounts	(292)	298	3	9	(9)	—	—
Decrease (increase) in other non-current assets	(107)	5	(4)	(106)	(1)	—	(107)
Increase (decrease) in provisions	(5)	(62)	(6)	(73)	—	—	(73)
Other items	224	36	1	261	—	—	261

Net cash provided by (used for) operating activities	(349)	293	9	(47)	32	—	(15)

Cash flows from investing activities:
Purchase of intangible assets	—	—	(1)	(1)	—	—	(1)
Capital expenditures on property, plant and equipment	—	(38)	(11)	(49)	(2)	—	(51)
Proceeds from disposals of property, plant and equipment	—	2	2	4	—	—	4
Proceeds from sale of interests in businesses	(45)	—	(2)	(47)	—	—	(47)

Net cash (used for) provided by investing activities	(45)	(36)	(12)	(93)	(2)	—	(95)

Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	—	—	3	3	(2)	—	1
Repurchase of long-term debt	(12)	—	—	(12)	—	—	(12)
Net changes in intercompany financing	305	(305)	—	—	—	—	—
Net changes in intercompany equity	(14)	15	(1)	—	—	—	—

Net cash provided by (used for) financing activities	279	(290)	2	(9)	(2)	—	(11)
Effect of changes in exchange rates on cash positions	(52)	1	1	(50)	—	—	(50)
Increase (decrease) in cash and cash equivalents	(167)	(32)	—	(199)	28	—	(171)
Cash and cash equivalents at beginning of period	585	130	89	804	237	—	1,041

Cash and cash equivalents at end of period	418	98	89	605	265	—	870

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